Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

EQT CORPORATION,

EAGLE MERGER SUB I, INC.

and

RICE ENERGY INC.

Dated as of June 19, 2017

i

4.20	Derivative Transactions	32
4.21	Insurance	32
4.22	Opinion of Financial Advisor	32
4.23	Brokers	32
4.24	Regulatory Matters	33
4.25	Corporate Governance	33
4.26	No Additional Representations	33

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		34

5.1	Organization, Standing and Power	34
5.2	Capital Structure	35
5.3	Authority; No Violations, Consents and Approvals	37
5.4	Consents	38
5.5	SEC Documents	38
5.6	Absence of Certain Changes or Events	39
5.7	Information Supplied	39
5.8	No Undisclosed Liabilities	39
5.9	Parent Permits; Compliance with Applicable Laws	40
5.10	Compensation; Benefits	40
5.11	Labor Matters	41
5.12	Taxes	42
5.13	Litigation	43
5.14	Intellectual Property	44
5.15	Real Property	44
5.16	Rights-of-Way	44
5.17	Oil and Gas Matters	45
5.18	Environmental Matters	46
5.19	Material Contracts	47
5.20	Insurance	47
5.21	Opinion of Financial Advisor	47
5.22	Brokers	47
5.23	Ownership of Company Common Stock	47
5.24	Business Conduct	47
5.25	Sufficient Funds	48
5.26	Corporate Governance	48
5.27	No Additional Representations	48

ARTICLE VI COVENANTS AND AGREEMENTS		49

6.1	Conduct of Company Business Pending the Merger	49
6.2	Conduct of Parent Business Pending the Merger	54
6.3	No Solicitation by the Company	56
6.4	No Solicitation by Parent	59
6.5	Preparation of Joint Proxy Statement and Registration Statement	62
6.6	Stockholder and Shareholder Meetings	63
6.7	Access to Information	65

ii

6.8	HSR and Other Approvals	65
6.9	Employee Matters	67
6.10	Indemnification; Directors’ and Officers’ Insurance	69
6.11	Agreement to Defend; Stockholder Litigation	71
6.12	Public Announcements	71
6.13	Advice of Certain Matters; No Control of Business	72
6.14	Transfer Taxes	72
6.15	Reasonable Best Efforts; Notification	72
6.16	Section 16 Matters	73
6.17	Listing Application	73
6.18	Tax Matters	73
6.19	Takeover Laws	73
6.20	Obligations of Merger Sub	74
6.21	Financing Cooperation	74
6.22	Discussions with Third Party Security Holders	77
6.23	Directors of Parent Following the Effective Time	78

ARTICLE VII CONDITIONS PRECEDENT		78

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	78
7.2	Additional Conditions to Obligations of Parent and Merger Sub	79
7.3	Additional Conditions to Obligations of the Company	80
7.4	Frustration of Closing Conditions	81

ARTICLE VIII TERMINATION		81

8.1	Termination	81
8.2	Notice of Termination; Effect of Termination	83
8.3	Expenses and Other Payments	83

ARTICLE IX GENERAL PROVISIONS		85

9.1	Schedule Definitions	85
9.2	Survival	85
9.3	Notices	85
9.4	Rules of Construction	87
9.5	Counterparts	88
9.6	Entire Agreement; Third Party Beneficiaries	88
9.7	Governing Law; Venue; Waiver of Jury Trial	89
9.8	Severability	90
9.9	Assignment	90
9.10	Specific Performance	91
9.11	Amendment	91
9.12	Extension; Waiver	91
9.13	No Liability of Financing Sources	92

Exhibit A	Form of LLC Sub Merger Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 19, 2017 (this “Agreement”), by and among EQT Corporation, a Pennsylvania corporation (“Parent”), Eagle Merger Sub I, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Rice Energy Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company’s stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the holders of Company Common Stock for adoption and (d) recommended that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of common stock of Parent, no par value per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and Parent’s shareholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance and (c) recommended that the holders of Parent Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub’s sole stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, EQT Investments Holdings, LLC, a direct, wholly owned subsidiary of Parent and an entity disregarded as separate from Parent for U.S. federal income Tax purposes (“EIH”), as the sole stockholder of Merger Sub, has executed and delivered a consent to adopt this Agreement, which consent shall become effective promptly following the execution of this Agreement pursuant to Section 228(c) of the DGCL;

WHEREAS, Parent desires to acquire 100% of the issued and outstanding shares of capital stock of the Company on the terms and subject to the conditions set forth herein;

WHEREAS, immediately after the effectiveness of the Merger, the Surviving Corporation shall be merged with and into an indirect wholly owned limited liability company subsidiary of Parent organized under the laws of the State of Delaware (“LLC Sub”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as an indirect wholly owned subsidiary of Parent;

WHEREAS, for U.S. federal income Tax purposes, it is intended that  the Merger and the LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement and the LLC Sub Merger Agreement, taken together, constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

WHEREAS, concurrently with the execution and delivery of this Agreement, Rice Energy 2016 Irrevocable Trust, Rice Energy Holdings LLC, Daniel J. Rice III, Daniel J. Rice IV, Derek A. Rice and Toby Z. Rice, (collectively, the “Company Stockholders”) and Parent have entered into a voting agreement (the “Voting Agreement”), which provides, among other things, that the Company Stockholders will vote all of their shares of Company Common Stock in favor of the transactions contemplated by this Agreement; and

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders and employees of the Company have simultaneously herewith entered into non-competition agreements with Parent (the “Non-Competition Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

1.1          Certain Definitions.  As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2          Terms Defined Elsewhere.  As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section

2017 Period	6.1(b)(xiv)
2018 Period	6.1(b)(xiv)
Agreement	Preamble
Action	9.7(d))
Annual Period	6.1(b)(xiv)
Antitrust Authority	6.8(b)
Antitrust Laws	6.8(b)
Appraisal Shares	3.4
Book-Entry Shares	3.3(b)(i)(B)
Cancelled Shares	3.1(b)(iii)
Cap Amount	6.10(d)
Cash Consideration	3.1(b)(i)
Certificate of Merger	2.2(b)

Definition	Section

Certificates	3.3(b)(i)(A)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company CEO	6.23(a)
Company Chairman	6.23(a)
Company Change of Recommendation	6.3(c)
Company Class A Preferred Stock	4.2(a)
Company Common Stock	3.1(b)(i)
Company Contracts	4.19(b)
Company Disclosure Letter	Article IV
Company Employee	6.9(a)
Company Independent Petroleum Engineers	4.17(a)(i)
Company Intellectual Property	4.14
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Oil and Gas Leases	4.17(c)(i)
Company Oil and Gas Properties	4.17(a)(ii)
Company Owned Real Property	4.15(a)
Company Permits	4.9
Company Plans	4.10(a)
Company Preferred Stock	4.2(a)
Company PSU Award	3.2(b)
Company Qualified DC Plan	6.9(f)
Company Reserve Report	4.17(a)(i)
Company RSU Award	3.2(a)
Company SEC Documents	4.5(a)
Company Stockholders	Recitals
Company Stockholders Meeting	4.4(b)(i)
Company Stock Plan	3.2(a)
Company Tax Certificate	6.18
Confidentiality Agreement	6.7(b)
Continuation Period	6.9(a)
Converted Shares	3.1(b)(iii)
Creditors’ Rights	4.3(a)
Debt Transaction	6.21(b)
Debt Transaction Documents	6.21(b)
DGCL	2.1
Discharge	6.21(d)
EQT MLP Common Units	5.2(d)

Definition	Section

EQT MLP General Partner Interest	5.2(d)
EQT MLP IDRs	5.2(d)
e-mail	9.3(c)
EIH	Recitals
Effective Time	2.2(b)
End Date	8.1(b)(ii)
End Date Extension	8.1(b)(ii)
EPC	2.7
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
GAAP	4.5(b)
GP Holdings	4.2(d)
HSR Act	4.4(a)
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Integrated Mergers	Recitals
Joint Proxy Statement	4.4(b)(i)
Letter of Transmittal	3.3(b)(i)(B)
LLC Sub	Recitals
LLC Sub Merger	2.7
LLC Sub Merger Agreement	2.7
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
New Director	6.23(a)
Non-Company Operating Company Member	3.2(e)
Non-Competition Agreements	Recitals
Offering Documents	6.21(a)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Change of Recommendation	6.4(c)
Parent Charter Amendment Recommendation	5.3(a)
Parent Common Stock	Recitals
Parent Contracts	5.19
Parent Disclosure Letter	Article V
Parent Intellectual Property	5.14
Parent Independent Petroleum Engineers	5.17(a)(i)
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15
Parent Material Real Property Lease	5.15
Parent Owned Real Property	5.15
Parent Permits	5.9

Definition	Section

Parent Plan	5.10(a)(i)
Parent Preferred Stock	5.2(a)(ii)
Parent Reserve Report	5.17(a)(i)
Parent RSU Award	3.2(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Tax Certificate	6.18
Payoff Letters	6.21(c)
Post-Closing Annual Meeting	6.23(a)
Post-Closing Charter Amendment Proposal	6.23(b)
Post-Closing Proxy Statement	6.23(b)
Redemption	3.2(e)
Registration Statement	4.8(a)
Rice MLP Common Units	4.2(d)
Rice MLP General Partner Interest	4.2(d)
Rice MLP IDRs	4.2(d)
Rice MLP Subordinated Units	4.2(d)
Rights-of-Way	4.16
Sarbanes-Oxley Act	4.5(a)
Series B Units	4.2(f)
Share Consideration	3.1(b)(i)
Surviving Corporation	2.1
Terminable Breach	8.1(b)(iii)
Voting Agreement	Recitals

ARTICLE II
THE MERGER

2.1          The Merger.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”).  As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”). At the Effective Time, EIH shall own all of the stock and other equity, if any, in Merger Sub and shall be the sole stockholder of Merger Sub, and Merger Sub shall be treated as a direct corporate subsidiary of Parent for U.S. federal income Tax purposes.

2.2          Closing.

(a)           The closing of the Merger (the “Closing”), shall take place at 10:00 a.m., Eastern time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Wachtell, Lipton, Rosen & Katz in New York, New York, or such other place as Parent and the Company may agree in writing.  For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)           As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware.  The Merger shall become effective upon the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3          Effect of the Merger.  At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4          Organizational Documents of the Surviving Corporation.  At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation shall be amended and restated to be in the form of the certificate of incorporation and bylaws of Merger Sub as of the date of this Agreement, except that the name of the Surviving Corporation shall be changed, until such certificate of incorporation and bylaws are thereafter amended and restated, subject to Section 6.10(b), in accordance with their respective terms and applicable Law.

2.5          Directors and Officers of the Surviving Corporation.  The parties shall take all necessary action such that from and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.6          Organizational Documents of Parent.

(a)           Subject to the approval by Parent’s shareholders of the Parent Charter Amendment prior to the Effective Time, Parent shall take all necessary actions to cause the Parent Charter Amendment to become effective at or immediately following the Effective Time, and Parent’s restated articles of incorporation, as amended by the Parent Charter Amendment, shall be the articles of incorporation of Parent until thereafter amended in accordance with the provisions thereof and applicable Law.

(b)           Subject to the approval by Parent’s shareholders of the Parent Charter Amendment prior to the Effective Time, Parent shall take all necessary actions to cause the amended and restated bylaws of Parent to be amended as of the Effective Time so that such bylaws shall provide that the size of the Parent Board shall be no more than thirteen (13) members.

2.7          Post-Closing Merger.  Immediately following the Effective Time, the Surviving Corporation shall merge with and into LLC Sub (the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in such merger as an indirect wholly owned subsidiary of Parent, pursuant to a merger agreement substantially in the form attached hereto as Exhibit A (the “LLC Sub Merger Agreement”).  At the time of and immediately after the LLC Sub Merger, EQT Production Company, a direct wholly owned subsidiary of EIH (“EPC”) shall own all of the membership interests and other equity, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from EPC for U.S. federal income Tax purposes.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE

3.1          Effect of the Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub or the Company:

(a)           Capital Stock of Merger Sub.  Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           Capital Stock of the Company.

(i)            Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares, any Converted Shares and any Appraisal Shares), including for the avoidance of doubt any shares of Company Common Stock outstanding immediately prior to the Effective Time whose prior restrictions have lapsed pursuant to Section 3.2 or that were issued in connection with the Redemption pursuant to Section 3.2(e), shall be converted into the right to receive from Parent: (A) that number of validly issued, fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Share Consideration”) and (B) $5.30 in cash, without interest (the “Cash Consideration”, and together with the Share Consideration, the “Merger Consideration”).  As used in this Agreement, “Exchange Ratio” means 0.37.

(ii)           All such shares of Company Common Stock, when so converted pursuant to Section 3.1(b)(i), shall automatically be canceled and cease to exist.  Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than shares of Company Common Stock described in Section 3.1(b)(iii)) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.

(iii)          All shares of Company Common Stock held by the Company as treasury shares or by Parent, EIH or Merger Sub immediately prior to the Effective Time (the “Cancelled Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.  All shares of Company Common Stock held by any wholly owned Subsidiary of Parent (other than EIH or Merger Sub) or any wholly owned Subsidiary of the Company immediately prior to the Effective Time (the “Converted Shares”) shall automatically be converted into such number of shares of Parent Common Stock equal to the sum of (A) such number of shares of Parent Common Stock equal to the quotient of the Cash Consideration divided by the Closing Parent Common Stock Price and (B) the Share Consideration.

(c)           Impact of Stock Splits, Etc.  Without limiting the parties’ respective obligations under Section 6.1 and Section 6.2, in the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be used to calculate the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c).

3.2          Treatment of Equity Compensation Awards; Common Units.

(a)           Restricted Stock Units.  Except as set forth on Schedule 6.9 of the Company Disclosure Letter, as of the Effective Time, any outstanding award of restricted stock units of Company Common Stock (each, a “Company RSU Award”) granted pursuant to the Company’s 2014 Long-Term Incentive Plan, as amended from time to time (the “Company Stock Plan”) shall be assumed by Parent and shall be converted into an award of restricted stock units of Parent Common Stock (each, a “Parent RSU Award”) with respect to a number of whole shares of Parent Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time by (ii) the Stock Award Exchange Ratio.  Except as otherwise provided in this Section 3.2(a), each Company RSU Award assumed and converted into a Parent RSU Award pursuant to this Section 3.2(a) shall continue to have, and shall be subject to, the same terms and conditions (including with respect to vesting) as applied to the corresponding Company RSU Award as of immediately prior to the Effective Time.

(b)           Performance Stock Units.  Except as set forth on Schedule 6.9 of the Company Disclosure Letter, as of the Effective Time, any outstanding award of performance stock units of Company Common Stock (each, a “Company PSU Award”) granted pursuant to the Company Stock Plan shall be assumed by Parent and shall be converted into a Parent RSU Award with respect to a number of whole shares of Parent Common Stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company PSU Award as of immediately prior to the Effective Time by (ii) the Stock Award Exchange Ratio.  Except as otherwise provided in this Section 3.2(b), each Company PSU Award assumed and converted into a Parent RSU Award pursuant to this Section 3.2(b) shall continue to have, and shall be subject to, the same terms and conditions (including with respect to vesting) as applied to the corresponding Company PSU Award as of immediately prior to the Effective Time; provided that any performance conditions applicable to such converted Company PSU Awards in respect of performance periods that are incomplete as of the Effective Time shall be fixed at the Effective Time based on the maximum performance level specified in the applicable Company PSU Award and such Company PSU Awards thereafter shall be subject only to continued service-based vesting.

(c)           Company Actions.  Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to effectuate the treatment of the Company RSU Awards and Company PSU Awards pursuant to the terms of this Section 3.2, and to take all actions reasonably required to effectuate any provision of this Section 3.2 (including with respect to Schedule 6.9 of the Company Disclosure Letter).

(d)           Plans and Awards Assumed by Parent; Parent Actions.  At the Effective Time, Parent shall assume all obligations in respect of the Company Stock Plan, including the Company RSU Awards and Company PSU Awards.  Parent shall take all corporate action necessary to reserve for issuance a number of authorized but unissued shares of Parent Common Stock for delivery upon settlement of the Parent RSU Awards in accordance with this Section 3.2.  If registration of any plan interests in the Company Stock Plan or the shares of Company Common Stock issuable thereunder is required under the Securities Act, on the Closing Date or as promptly as reasonably practicable thereafter, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such awards.

(e)           Common Units of the Operating Company.  The Company shall, within five (5) Business Days of the date hereof, provide written notice of an expected Manager Change of Control (as defined in the Operating Company LLC Agreement) to all members of the Operating Company other than the Company in accordance with Section 11.01(g) of the Operating Company LLC Agreement.  The Company shall exercise its right pursuant to Section 11.01(g) of the Operating Company LLC Agreement to cause any Person other than the Company (a “Non-Company Operating Company Member”) to effect a redemption of any and all Common Units (as defined in the Operating Company LLC Agreement) (along with 1/1000th of a share of Company Class A Preferred Stock in respect of each such Common Unit) outstanding held by each such Person as of immediately prior to the Effective Time in exchange for an equal number of shares of Company Common Stock (the “Redemption”).  Such shares of Company Common Stock issued in the Redemption shall be treated as an outstanding share of Company Common Stock for purposes of Section 3.1(b).  All Common Units and shares of Company Class A Preferred Stock (or fractions thereof) subject to the Redemption shall be deemed transferred to the Company as of immediately prior to the Effective Time and such Non-Company Operating Company Member shall cease to have any rights with respect to such Common Units and shares of Company Class A Preferred Stock (or fractions thereof) (other than the right to receive shares of Company Common Stock pursuant to such Redemption and the right to receive the Merger Consideration in exchange therefor pursuant to Section 3.1(b)(i)).

(f)            Series B Units of Midstream Holdings.  Unless Midstream Holdings has received a valid Change in Control Put Notice (as defined in the Midstream Holdings LLC Agreement) with respect to all issued and outstanding Series B Units within five (5) Business Days prior to the expected Closing Date, then the Company shall, unless Parent otherwise requests in writing, cause Midstream Holdings to (i) issue a Change in Control Call Notice (as defined in the Midstream Holdings LLC Agreement) pursuant to and in compliance with Section 7.2(c) of the Midstream Holdings LLC Agreement to each Person that holds Series B Units and that did not deliver a valid Change in Control Put Notice with respect to all Series B Units held by such Person, and (ii) acquire all remaining Series B Units on the Closing Date pursuant to such Change in Control Call Notice and in compliance with Section 7.2(g) of the Midstream Holdings LLC Agreement.

3.3          Payment for Securities; Exchange.

(a)           Exchange Agent; Exchange Fund.  No later than substantially concurrently with the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent, or another firm reasonably acceptable to the Company, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III.  No later than substantially concurrently with the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of shares of Company Common Stock, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable to the holders of Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1.  Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h).  The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund.  Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose.  Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.”  The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Merger Consideration.  Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b)           Payment Procedures.

(i)            As soon as practicable after the Effective Time, but in no event more than two Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of (A) shares represented by a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted into the right to receive the Merger Consideration at the Effective Time, a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section 3.1(b)(i).

(ii)           Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A)  one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares.  If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable.  Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c)           Termination of Rights.  All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock.  At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in Section 3.1(b)(iii)), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the three hundred and sixty fifth (365th) day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to Parent for payment of their claim for such amounts.

(e)           No Liability.  None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost, Stolen, or Destroyed Certificates.  If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in Section 3.1(b)(iii)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company

Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g)           Distributions with Respect to Unexchanged Shares of Parent Common Stock.  No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case  until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3.  Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but with a subsequent payment date with respect to such whole shares of Parent Common Stock.  For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)           No Fractional Shares of Parent Common Stock.  No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent or a holder of shares of Parent Common Stock.  Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P.  As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder), the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(i)            Withholding Taxes.  Notwithstanding anything in this Agreement to the contrary, Parent, the Company, Merger Sub, the Surviving Corporation, LLC Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws.  To the extent that any amounts are so deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.4          Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(b)(i), but instead at the Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist.  Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration.  The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and the Company shall provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (excluding any disclosures set forth in any such Company SEC Documents in any risk factor section, any forward-looking disclosure or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, the Company represents and warrants to Parent and Merger Sub as follows:

4.1          Organization, Standing and Power.  Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”).  Each of the Company and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents, as well as the equivalent Organizational Documents of each Subsidiary, in each case as of the date hereof.

4.2          Capital Structure.

(a)           As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 650,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”).  At the close of business on June 15, 2017:  (A) 206,465,466 shares of Company Common Stock were issued and outstanding; (B) 36,700 shares of Class A Preferred Stock of the Company, par value $0.01 per share (the “Company Class A Preferred Stock”) were issued and outstanding; (C) 36,700,000 shares of Company Common Stock remained available for issuance upon redemption of the Common Units in the Operating Company; and (D) 17,500,000 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan, of which (1) 1,871,366 shares of Company Common Stock were issuable in respect of outstanding Company RSU Awards and (2) 2,073,512 shares (assuming satisfaction of performance conditions at the target level) or 4,147,023 shares (assuming satisfaction of performance conditions at the maximum level) of Company Common Stock were issuable in respect of outstanding Company PSU Awards.

(b)           All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights.  All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (1) applicable securities Laws and other applicable Law and (2) all requirements set forth in applicable contracts.  As of the close of business on June 15, 2017, except as set forth in this Section 4.2 and except for the Common Units in the Operating Company, which are exchangeable for shares of Company Common Stock, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock of the Subsidiaries of the Company that are owned by the Company, or a direct or indirect owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances and restrictions on transfer set forth in the Operating Company LLC Agreement, the Rice MLP LP Agreement and the Strike Force Midstream LLC Agreement.  Except as set forth in this Section 4.2, and except for changes since June 15, 2017 resulting from the redemption of Common Units in the Operating Company in exchange for shares of Company Common Stock or the exercise of stock options or settlement of equity awards, in each case, outstanding as of such date, there are outstanding as of the date hereof:  (a) no shares of Company Capital Stock, (b) no Voting Debt, (c) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt, and (d) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  Other than the Stockholders’ Agreement, there are not any stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock.  As of the date of this Agreement, the Company has no (i) material joint venture or other similar material equity interests in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2 of the Company Disclosure Letter or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than a wholly owned direct or indirect Subsidiary of the Company.  No Subsidiary of the Company owns any shares of capital stock of the Company.

(c)           Schedule 4.2(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (i) each Company Stock Award, (ii) the name of each Company Stock Award holder, (iii) the number of shares of Company Common Stock underlying each Company Stock Award (assuming satisfaction of performance conditions at both the target and maximum levels), (iv) the date on which each Company Stock Award was granted, (v) the exercise price of each Company Stock Award, if applicable, (vi) the expiration date of each Company Stock Award, if applicable and (vii) the vesting schedule applicable to each Company Stock Award. All Company Stock Awards were (x) granted in accordance with the terms of the Company Stock Plan, the Exchange Act, all other applicable Laws and rules of the NYSE and (y) properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

(d)           The authorized equity interests of Rice MLP consist of common units representing limited partner interests in Rice MLP (“Rice MLP Common Units”), subordinated units representing limited partner interests in Rice MLP (“Rice MLP Subordinated Units”), incentive distribution rights of Rice MLP (the “Rice MLP IDRs”), and a non-economic general partner interest in Rice MLP (the “Rice MLP General Partner Interest”).  As of June 15, 2017, the issued and outstanding limited partner interests and general partner interests of Rice MLP consisted of (i) 73,519,133 Rice MLP Common Units, of which 3,623 are held by Rice Midstream GP Holdings LP (“GP Holdings”), (ii) 28,753,623 Rice MLP Subordinated Units, all of which are held by GP Holdings, (iii) the Rice MLP General Partner Interest, all of which is held by Midstream Holdings, (iv) the Rice MLP IDRs, all of which are held by GP Holdings and (v) 5,000,000 Rice MLP Common Units reserved for issuance pursuant to the Rice Midstream Partners LP 2014 Long-Term Incentive Plan, of which 301,304 Rice MLP Common Units were issuable in respect of outstanding phantom units.  Except as set forth in the preceding sentence, no limited partner interests of Rice MLP are authorized, issued or outstanding, as of June 15,

2017.  All outstanding equity interests of Rice MLP are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act). The outstanding general partner interests of Rice MLP are duly authorized and validly issued and free of preemptive rights.

(e)           The authorized equity interests of GP Holdings consist of (i) 10,000,000 common units representing limited partner interest in GP Holdings and (ii) a non-economic general partner interest, all of which is held by Midstream Holdings. As of June 15, 2017, 9,175,000 of such common units are held by Midstream Holdings and 825,000 of such common units are held by Third Party Security Holders.  Except as set forth in the preceding sentence, no equity interests of GP Holdings are authorized, issued or outstanding, as of June 15, 2017.  All outstanding equity interests of GP Holdings are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act).

(f)            The authorized equity interests of Midstream Holdings consist of (i) 1,000 Series A Units, all of which are held by the Operating Company and (ii) 375,000 Series B Units (the “Series B Units”), all of which, as of the date hereof, are held by Third Party Security Holders.  Except as set forth in the preceding sentence, no equity interests of Midstream Holdings are authorized, issued or outstanding, as of June 15, 2017.  All outstanding equity interests of Midstream Holdings are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act).

(g)           The authorized equity interests of the Operating Company consist solely of common units, of which, as of June 15, 2017, 206,465,466 are held by the Company and 36,700,000 are held by Third Party Security Holders.  Except as set forth in the preceding sentence, no equity interests of the Operating Company are authorized, issued or outstanding, as of June 15, 2017.  All outstanding equity interests of the Operating Company are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights  (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act).

(h)           The authorized equity interests of Strike Force Midstream LLC consist solely of a single class of membership interests, of which, as of June 15, 2017, 75% are held by a direct wholly-owned Subsidiary of the Operating Company and, as of the date hereof, 25% are held by Gulfport Energy Corporation or one of its subsidiaries.  Except as set forth in the preceding sentence, no equity interests of Strike Force Midstream LLC are authorized, issued or outstanding.  All outstanding equity interests of Strike Force Midstream LLC are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act).

4.3          Authority; No Violations; Consents and Approvals.

(a)           The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to the Company Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”).  The Company Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) took all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of shares of Company Common Stock as set forth in the Company’s Organizational Documents or in any state takeover statute (including, without limitation, Section 203 of the DGCL) to be inapplicable to the transactions contemplated by this Agreement (including the Integrated Merger) and the Voting Agreement (iv) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption and (v) recommended that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in clause (v), the “Company Board Recommendation”).  The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the Merger.

(b)           The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained), (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4          Consents.  No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for:  (a) the filing of a premerger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a Joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and the Parent Shareholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (f) any such consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5          SEC Documents; Financial Statements.

(a)           Since January 1, 2016, each of the Company and Rice MLP has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, collectively, the “Company SEC Documents”).  As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company and Rice MLP, respectively, have made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated thereunder with respect to the Company SEC Documents.  As of the date hereof, neither the Company nor Rice MLP nor any of their respective officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.  As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents.  As of the date hereof, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b)           The financial statements of the Company and Rice MLP included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries and of Rice MLP and its consolidated Subsidiaries, as applicable, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries and of Rice MLP and its consolidated Subsidiaries, as applicable, for the periods presented therein.

4.6          Absence of Certain Changes or Events.

(a)           Since December 31, 2016, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b)           From December 31, 2016 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects and (ii) neither the Company nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.1(b)(iv), (v), (vii), (viii), (ix), (x) or (xiv) if such provision were in effect at all times since December 31, 2016 (or, in the case of clause (x), since March 31, 2017).

4.7          No Undisclosed Liabilities.  There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (a) liabilities adequately provided for on the balance sheet of the Company dated as of March 31, 2017 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three (3)-months ended March 31, 2017, (b) liabilities adequately provided for on the balance sheet of Rice MLP dated as of March 31, 2017 (including the notes thereto) contained in Rice MLP’s Quarterly Report on Form 10-Q for the three (3)-months ended March 31, 2017, (c) liabilities incurred in the ordinary course of business consistent with past practice subsequent to March 31, 2017; (d) liabilities incurred in connection with the Transactions; (e) liabilities not required to be presented on the face of or in the notes to an unaudited interim balance sheet prepared in accordance with GAAP; (f) liabilities incurred as permitted under Section 6.1(b)(x); and (g) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8          Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to shareholders of Parent and at the time of the Company Stockholders Meeting and the Parent Shareholders Meeting,

contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9          Company Permits; Compliance with Applicable Law.  The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since January 1, 2016 have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  As of the date of this Agreement, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10        Compensation; Benefits.

(a)           Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Employee Benefit Plans sponsored, maintained, or contributed to by the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute, or to which the Company or any of its Subsidiaries otherwise has any liability (the “Company Plans”).  No Company Plan is established or maintained outside of the United States or for the benefit of current or former employees of the Company or any of its Subsidiaries residing outside of the United States.  The Company has furnished or made available to Parent or its Representatives true, correct and complete copies of each of the Company Plans (or, in the case of any unwritten plan, a summary of the terms thereof) and, with respect thereto, if applicable, (i) related trust (or other funding vehicle) documents, (ii) favorable determination letters, (iii) the reports filed on Form 5500 (including, where applicable, all schedules and actuarial and accountants’ reports) for the two most recent plan years and the most recent actuarial report or other financial statement and summary plan description and (iv) any material correspondence with a Governmental Entity regarding any Company Plan.

(b)           (i) Each Company Plan has been maintained and administered in compliance with its terms and all applicable Laws, including, but not limited to, ERISA and the Code and in each case the regulations thereunder, (ii) neither the Company nor any of its Subsidiaries has engaged in a transaction that has resulted in, or could result in, the assessment of a civil penalty upon the Company or any of its Subsidiaries pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, and (iii) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any member of its Aggregated Group, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the Internal Revenue Service or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an Internal Revenue Service approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(d)           There are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans or any trusts related thereto, except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)           Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or any of its Subsidiaries, taken as a whole, all contributions or other payments (including insurance premiums or intercompany charges) required to be made by or with respect to the Company Plans pursuant to their terms or applicable Law have been timely made.

(f)            There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or, where required, disclosed in the notes thereto in accordance with GAAP.

(g)           None of the Company or any member of its Aggregated Group maintains, contributes to or has an obligation to contribute to, or participates in, or during the six (6) years preceding the date of this Agreement has maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (iii) any plan or arrangement which provides for post-employment or post-retirement medical or welfare benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h)           Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries, taken as a whole, each Company Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated between January 1, 2005 and December 31, 2008 in good faith compliance with Section 409A of the Code and applicable guidance thereunder and since January 1, 2009 has been in documentary and operational compliance with Section 409A of the Code.

(i)            Except as set forth on Schedule 4.10(i)(i)-(v) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, forgiveness of Indebtedness or otherwise) or benefit becoming due to any current or former director, employee or other service provider of the Company or any of its Subsidiaries under any Company Plan or otherwise, (ii) increase any benefits otherwise payable or trigger any other obligation under any Company Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any limitation on the right of the Company or any of its Subsidiaries to administer, amend, merge or terminate or receive a reversion of assets from any Company Plan or related trust or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)            No Company Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

4.11        Labor Matters.

(a)           As of the date of this Agreement and in the preceding three (3) years, (i) neither the Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other agreement or work rules or practices with any labor union or similar representatives of employees, (ii) there is and has been no pending or, to the knowledge of the Company, threatened, union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b)           As of the date of this Agreement and in the preceding three (3) years, there is and has been no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           As of the date of this Agreement and in the preceding three (3) years, there is and has been no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           The Company and its Subsidiaries are, and since January 1, 2015 have been, in compliance in all material respects with all applicable Laws respecting employment and employment or labor practices (including all applicable Laws relating to wages, hours, child labor, collective bargaining, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, classification of employees, classification of service providers as employees and/or independent contractors, affirmative action, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security), and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, current or former independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment or service, wrongful termination of employment or service, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service relationship, other than any such matters described in this sentence that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct investigation or been subject to such an investigation, in each case, with respect to the Company or any of its Subsidiaries which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12                        Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           All Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been timely filed with the appropriate Taxing Authority and all such Tax Returns are true, correct and complete, and all Taxes that are due and payable by the Company or any of its Subsidiaries (including Taxes required to be withheld from payments to employees, creditors, shareholders or other Persons) have been paid in full, in each case, except to the extent adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents.

(b)           There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries.

(c)           There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents.  There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes.

(d)           There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for statutory Liens for Taxes not yet due and payable.

(e)           In the last three (3) years, neither the Company nor any of its Subsidiaries has received a written claim by any Governmental Entity in a jurisdiction where it does not file income or franchise Tax Returns that it is or may be subject to income or franchise taxation by that jurisdiction.

(f)            Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) any contract or arrangement solely among the Company and/or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business (e.g., leases, credit agreements or other commercial agreements)).  Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (ii) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(g)           Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(h)           Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(i)            Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code in the two (2) years prior to the date of this Agreement.

(j)            After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)           Rice MLP is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has properly been treated as such at all times since its formation.  At least 90% of the gross income of Rice MLP for each taxable year since its formation has been “qualifying income” within the meaning of Section 7704(d) of the Code.

(l)            The Company is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

4.13        Litigation.  Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any

Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.  To the knowledge of the Company, as of the date of this Agreement, no officer or director of the Company or any Subsidiary of the Company is a defendant in any material Proceeding in connection with his or her status as an officer or director of the Company or any Subsidiary of the Company.

4.14        Intellectual Property.  The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not had would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15        Real Property.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

4.16        Rights-of-Way.  Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, fee assets, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained in any Company SEC

Document, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Systems operated by the Company and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17        Oil and Gas Matters.

(a)           Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the dates of the reserve report prepared by Netherland, Sewell & Associates, Inc. (the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2016 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, as of the date hereof, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report (the “Company Oil and Gas Properties”) and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances.  For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)           Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects.  Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved.  Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases that are a part of the Company Oil and Gas Properties (“Company Oil and Gas Leases”) have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Company Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid, (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Company Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Company Oil and Gas Lease) included in the Company Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d)           All proceeds from the sale of Hydrocarbons produced from the Company Oil and Gas Properties are being received by such selling entities in a timely manner and no material proceeds from the sale of Hydrocarbons produced from any such Company Oil and Gas Properties are being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason except as reported in the Company SEC Documents.

4.18        Environmental Matters.  Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           the Company and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(b)           as of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceeding under Environmental Laws;

(c)           there have been no Releases of Hazardous Substances at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases are reasonably likely to result in material liability to the Company under Environmental Law, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Substances at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Substances from the Company’s operations have been sent for treatment, disposal storage or handling; and

(d)           there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

4.19        Material Contracts.

(a)           Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of each of the following agreements to which or by which the Company or any Subsidiary of the Company is a party or is otherwise bound:

(i)            each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) (provided, however, that the Company shall not be required to list any such agreements in clause (i)(i) of Schedule 4.19 of the Company Disclosure Letter);

(ii)           each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $15,000,000;

(iii)          each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $15,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv)          each contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $15,000,000 in any calendar year that are not terminable without penalty within sixty (60) days, other than contracts related to drilling rigs;

(v)           each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or geographic area or with any Person during any period of time after the Effective Time;

(vi)          each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii)         each contract for any Derivative Transaction in excess of $5,000,000, and each International Swaps and Derivatives Association Master Agreement;

(viii)        each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(ix)          each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $15,000,000 in the aggregate during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x)           each collective bargaining agreement to which the Company or any of its Subsidiaries is a party or is subject;

(xi)          each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of the following:  (x) an executive officer or director of the Company or any Subsidiary of the Company; (y) a beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Company Common Stock; or (z) an Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y);

(xii)         any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 50 million cubic feet (“MMcf”) (or, in the case of liquids, in excess of 8,333 barrels of oil equivalent) of Hydrocarbons per day over a period of one (1) month (calculated on a yearly average basis) or for a term greater than ten (10) years or that dedicate acreage in excess of 1,000 net acres, committed by or to the Company or any of its Subsidiaries;

(xiii)        each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its wholly owned Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole;

(xiv)        each agreement or Organizational Document of the Company or any of its Subsidiaries that would, on or after the Closing Date, prohibit or restrict the ability of the Company or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any indebtedness, obligations or liabilities from time to time owed to Parent or any of its Subsidiaries (including the Company and its Subsidiaries), make loans or advances to Parent or any of its Subsidiaries (including the Company and its Subsidiaries), or transfer any of its properties or assets to Parent or any of its Subsidiaries (including the Company and its Subsidiaries);

(xv)         any contract between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers or directors, or any holder of 5% or more of the outstanding shares of Company Common Stock (or any such Person’s Affiliates) on the other hand;

(xvi)        any contract that, upon the consummation of the Merger, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub, the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing; and

(xvii)       any contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions.

(b)           Collectively, the contracts set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder.  The

Company has heretofore made available to Parent complete and correct copies of the Company Contracts as of the date hereof.

4.20        Derivative Transactions.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b)           The Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.21        Insurance.  The Company and its Subsidiaries have obtained and maintained in full force and effect insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their business and operations.  Schedule 4.21 of the Company Disclosure Letter sets forth a complete and correct list of all insurance policies maintained by the Company and each of its Subsidiaries for the last three (3) years.  The Company or the applicable Subsidiary of the Company has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect, including, but not limited to, reporting of claims or incidents that may give rise to a claim.  All such policies are valid, outstanding and enforceable and neither the Company nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has the Company or any of its Subsidiaries received any notice of any actual or threatened modification, non-renewal or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in the Company’s industry.  As of the date hereof, none of the limits for any such policy currently in force have been exhausted or materially reduced.

4.22        Opinion of Financial Advisor.  The Company Board has received the opinion of Barclays Capital Inc. addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, from a financial point of view, the Merger Consideration to be offered to the holders of the Company Common Stock in the Transactions (other than the holders of shares of Company Common Stock described in Section 3.1(b)(iii) of this Agreement and any Appraisal Shares) is fair to such stockholders.

4.23        Brokers.  Except for the fees and expenses payable to Barclays Capital Inc., no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.24        Regulatory Matters.

(a)           Neither the Company nor any Subsidiary of the Company is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(b)           All natural gas pipeline Systems and related facilities owned by the Company or any of its Subsidiaries are (A) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (B) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

4.25        Corporate Governance.

(a)           As of the date of this Agreement, each of the Company and Rice MLP, as applicable, has disclosed to the Company’s or Rice MLP’s auditors and audit committees (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s or Rice MLP’s ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or Rice MLP’s internal controls over financial reporting.  Since January 1, 2015, neither the Company nor any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company or Rice MLP (as defined in Rule 3b-7 under the Exchange Act) or director of the Company, Rice MLP or any of their respective Subsidiaries.

(b)           The Company and Rice MLP have established and maintain “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  To the knowledge of the Company, such disclosure controls and procedures are designed to ensure that material information relating to the Company and Rice MLP, including their respective Subsidiaries, required to be disclosed by the Company and Rice MLP, including their respective Subsidiaries, in the reports that they file or submit under the Exchange Act is accumulated and communicated to the Company’s and Rice MLP’s respective principal executive officers and principal financial officers to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company and Rice MLP in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

4.26        No Additional Representations.

(a)           Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b)           Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives.  Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”), and except as disclosed in the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Documents in any risk factor section, any forward-looking disclosure or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1          Organization, Standing and Power.  Each of Parent and its Subsidiaries (including Merger Sub) is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”).  Each of Parent and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents.

5.2          Capital Structure.

(a)           As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 320,000,000 shares of Parent Common Stock and (ii) 3,000,000 shares of preferred stock, no par value (“Parent Preferred Stock”).  At the close of business on June 16, 2017:  (A) 173,800,724.6384 shares of Parent Common Stock were issued and outstanding, including 223,044.661024 shares of restricted Parent Common Stock issued pursuant to the Parent Stock Plans; (B) no shares of Parent Preferred Stock were issued and outstanding; and (C) 6,136,560 shares of Parent Common Stock remained available for issuance pursuant to the Parent Stock Plans, of which (I) 1,307,600 shares of Parent Common Stock were subject to issuance upon exercise of outstanding options to purchase Parent Common Stock, (II) 840,969 shares of Parent Common Stock were issuable in respect of outstanding Parent RSU Awards and (III) 1,325,707 shares (assuming satisfaction of performance conditions at the target level) or 3,977,121 shares (assuming satisfaction of performance conditions at the maximum level) of Parent Common Stock were issuable in respect of outstanding performance stock units in respect of Parent Common Stock.

(b)           All outstanding shares of Parent Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights.  All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (1) applicable securities Laws and other applicable Law and (2) all requirements set forth in applicable contracts.  The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be (a) validly issued, fully paid and nonassessable and not subject to preemptive rights and (b) issued in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts.  As of the close of business on June 16, 2017, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof).  All outstanding shares of capital stock of the Subsidiaries of Parent that are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, are free and clear of all Encumbrances other than Permitted Encumbrances.  Except as set forth in this Section 5.2, and except for changes since June 16, 2017 resulting from the exercise of stock options or settlement of equity awards, in each case, outstanding as of such date, there are outstanding as of the date hereof:  (A) no shares of capital stock, Voting Debt or other voting securities of Parent; (B) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of Parent, and (C) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  There are not any shareholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent.  As of the date of this Agreement, Parent has no (1) material joint venture or other similar material equity interests in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2 of the Parent Disclosure Letter or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than a wholly owned direct or indirect Subsidiary of Parent.  As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by EIH.

(c)           As of June 16, 2017, the authorized equity interests of EQT GP consist of (i) 266,165,000 common units issued and outstanding representing the entire limited partner interest in EQT GP, of which 239,715,000 common units were held by Subsidiaries of Parent and (ii) a non-economic general partner interest of EQT GP, all of which is held by a Subsidiary of Parent.  Except as set forth in the preceding sentence, no equity interests of EQT GP are authorized, issued or outstanding as of June 16, 2017.  All outstanding limited partner interests of EQT GP are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act).  The outstanding general partner interests of EQT GP are duly authorized and validly issued and free of preemptive rights.

(d)           As of June 16, 2017, the authorized equity interests of EQT MLP consist of common units representing limited partner interests in EQT MLP (“EQT MLP Common Units”), incentive distribution rights of EQT MLP (the “EQT MLP IDRs”), and a 1.8% general partner interest in EQT MLP (the “EQT MLP General Partner Interest”).  As of June 16, 2017, the issued and outstanding limited partner interests and general partner interests of EQT MLP consisted of (i) 80,581,758 EQT MLP Common Units, of which 21,811,643 are held by EQT GP and its Subsidiaries, (ii) the EQT MLP General Partner Interest, all of which is held by EQT GP and its Subsidiaries and (iii) the EQT MLP IDRs, all of which are held by EQT GP and its Subsidiaries.  Except as set forth in the preceding sentence, no equity interests of EQT MLP are authorized, issued or outstanding as of June 16, 2017.  All outstanding limited partner interests of EQT MLP are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act). The outstanding general partner interests of EQT MLP are duly authorized and validly issued and free of preemptive rights.

(e)           As of June 16, 2017, the authorized equity interests of Mountain Valley Pipeline, LLC consist solely of a single class of membership interests, of which, as of the date hereof, 45.5% are held by a Subsidiary of Parent and 55.5% are held by third parties.  Except as set forth in the preceding sentence, no equity interests of Mountain Valley Pipeline, LLC are authorized, issued or outstanding as of June 16, 2017.  All outstanding equity interests of Mountain Valley Pipeline, LLC are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act).

5.3          Authority; No Violations, Consents and Approvals.

(a)           Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Shareholder Approval) and Merger Sub (other than the adoption of this Agreement by EIH as sole stockholder of Merger Sub, which shall be effective immediately after the execution and delivery of this Agreement).  This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights.  The Parent Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent’s shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, (iii) approved and declared advisable the Parent Charter Amendment, (iv) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iv), the “Parent Board Recommendation”) and (v) resolved to recommend that the holders of Parent Common Stock approve the Parent Charter Amendment (such recommendation described in clause (v), the “Parent Charter Amendment Recommendation”).  The Merger Sub Board has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger.  EIH, as the owner of all of the outstanding shares of capital stock of Merger Sub, has executed a written consent that will become effective immediately after the execution and delivery of this Agreement pursuant to Section 228(c) of the DGCL to adopt this Agreement in its capacity as sole stockholder of Merger Sub.  The Parent Shareholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stock Issuance and the Merger.  Approval of the Parent Charter Amendment by the affirmative vote of a majority of the votes cast by all holders of Parent Common Stock entitled to vote thereon in person and represented by proxy at the Parent Shareholders Meeting in accordance with the Organizational Documents of Parent and applicable Law is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Charter Amendment.

(b)           The execution and delivery of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent or Merger Sub (assuming the Parent Shareholder Approval is obtained), (ii) result in a violation of, or default under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the Consents, approvals, orders, authorizations, registrations, filings, or permits referred to in Section 5.4 are duly and timely obtained or made and the Parent Shareholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4          Consents.  No Consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is to be obtained or made by Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions except for:  (i) the filing of a competition law notification report under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of (A) the Joint Proxy Statement and the Registration Statement and (B) such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (iii) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (iv) filings with the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (vi) any such consent, approval, order, authorization, registration, filing, or permit that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5          SEC Documents.

(a)           Since January 1, 2016, each of Parent and EQT MLP has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act (such forms, reports, schedules and statements, collectively, the “Parent SEC Documents”).  As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Parent and EQT MLP respectively, have made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder with respect to the Parent SEC Documents.  As of the date hereof, neither Parent nor EQT MLP nor any of their respective officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.  As of the date hereof, there are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent SEC

Documents.  As of the date hereof, to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b)           The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

5.6          Absence of Certain Changes or Events.

(a)           Since December 31, 2016, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)           From December 31, 2016 through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

5.7          Information Supplied.  None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to shareholders of Parent and at the time of the Company Stockholders Meeting and the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.8          No Undisclosed Liabilities.  There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (a) liabilities adequately provided for on the balance sheet of Parent dated as of March 31, 2017 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three (3)-months ended March 31, 2017; (b) liabilities adequately provided for on the balance sheet of EQT GP dated as of March 31, 2017 (including the notes thereto) contained in EQT GP’s Quarterly Report on Form 10-Q for the three (3)-months ended March 31, 2017; (c) liabilities adequately provided for on the balance sheet of EQT MLP dated as of March 31, 2017 (including the notes thereto) contained in EQT MLP’s Quarterly Report on Form 10-Q for the three (3)-months ended March 31, 2017; (d) liabilities incurred in the ordinary course of business consistent with past practice subsequent to March 31, 2017; (e) liabilities incurred in connection with the Transactions; (f) liabilities not required to be presented on the face of or in the notes to an unaudited interim balance sheet prepared in accordance with GAAP; and (g) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.9          Parent Permits; Compliance with Applicable Laws.  Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since January 1, 2016 have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  As of the date of this Agreement, to the knowledge of Parent no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10        Compensation; Benefits.

(a)           (i) Each Employee Benefit Plan sponsored, maintained or contributed by Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries is obligated to sponsor, maintain or contribute, or to which the Parent or any of its Subsidiaries otherwise has any liability (a “Parent Plan”) has been maintained and administered in compliance with its terms and all applicable Laws, including, but not limited to, ERISA and the Code and in each case the regulations thereunder, (ii) neither Parent nor any of its Subsidiaries has engaged in a transaction that has resulted in, or could result in, the assessment of a civil penalty upon Parent or any of its Subsidiaries pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, and (iii) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of Parent or any member of its Aggregated Group, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the Internal Revenue Service or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an Internal Revenue Service approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(c)                                  There are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans or any trusts related thereto, except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)                                 Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent or any of its Subsidiaries, taken as a whole, all material contributions or other payments (including insurance premiums or intercompany charges) required to be made by or with respect to the Parent Plans pursuant to their terms or applicable Law have been timely made.

(e)                                  There are no material unfunded benefit obligations that have not been properly accrued for in Parent’s financial statements or, where required, disclosed in the notes thereto in accordance with GAAP.

(f)                                   None of Parent or any member of its Aggregated Group contributes to or has an obligation to contribute to, and no Parent Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.11                        Labor Matters.

(a)                                 As of the date of this Agreement and in the preceding three (3) years, (i) neither Parent nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other agreement or work rules or practices with any labor union or similar representatives of employees, (ii) there is and has been no pending or, to the knowledge of Parent, threatened union representation petition involving employees of Parent or any of its Subsidiaries, and (iii) Parent does not have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b)                                 As of the date of this Agreement and in the preceding three (3) years, there is and has been no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  As of the date of this Agreement and in the preceding three (3) years, there is and has been no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)                                 Parent and each of its Subsidiaries are, and since January 1, 2015 have been, in compliance in all material respects with all applicable Laws respecting employment and employment or labor practices (including all applicable Laws relating to wages, hours, child labor, collective bargaining, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, classification of employees, classification of service providers as employees and/or independent contractors, affirmative action, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security), and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, current or former independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment or service, wrongful termination of employment or service, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since January 1, 2015, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation or been subject to such an investigation, in each case, with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.12                        Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)                                 All Tax Returns required to be filed (taking into account extension of time for filing) by Parent or any of its Subsidiaries have been timely filed with the appropriate Taxing Authority and all such Tax Returns are true, correct and complete, and all Taxes that are due and payable by Parent or any of its Subsidiaries (including Taxes required to be withheld from payments to employees, creditors, shareholders or other Persons) have been paid in full, in each case, except to the extent adequate reserves have been established in accordance with GAAP in the Parent SEC Documents.

(b)                                 There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries.

(c)                                  There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the Parent SEC Documents.  There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes.

(d)                                 There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries except for statutory Liens for Taxes not yet due and payable.

(e)                                  In the last three (3) years, neither Parent nor any of its Subsidiaries has received a written claim by any Governmental Entity in a jurisdiction where it does not file income or franchise Tax Returns that it is or may be subject to income or franchise taxation by that jurisdiction.

(f)                                   Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) any contract or arrangement solely among Parent and/or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business (e.g., leases, credit agreements or other commercial agreements)).  Neither Parent nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries) or (ii) any material liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(g)                                  Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(h)                                 Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(i)                                     Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code in the two (2) years prior to the date of this Agreement.

(j)                                    After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)                                 Each of EQT GP and EQT MLP is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has properly been treated as such at all times since its formation.  At least 90% of the gross income of each of EQT GP and EQT MLP for each taxable year since its formation has been “qualifying income” within the meaning of Section 7704(d) of the Code.

(l)                                     Parent is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

5.13                        Litigation.  Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14                        Intellectual Property.  Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.15                        Real Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

5.16                        Rights-of-Way.  Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained in any Parent SEC Document, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such

Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.17                        Oil and Gas Matters.

(a)                                 Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the dates of the reserve report prepared by Ryder Scott Company, L.P. (the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2016 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances.  For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)                                 Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects.  Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved.  Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                                  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid, (iii) none of Parent or any of its Subsidiaries (and, to the Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

5.18                        Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)                                 Parent and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(b)                                 as of the date of this Agreement, Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(c)                                  there have been no Releases of Hazardous Substances at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases are reasonably likely to result in material liability to Parent under Environmental Law, and, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Substances at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Substances from Parent’s operations have been sent for treatment, disposal storage or handling; and.

(d)                                 there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

5.19                        Material Contracts.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which or by which Parent or any Subsidiary of Parent is a party or is otherwise bound (“Parent Contracts”) is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder.

5.20                        Insurance.  Parent and its Subsidiaries have obtained and maintained in full force and effect insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their business and operations.  Schedule 5.20 of the Parent Disclosure Letter sets forth a complete and correct list of all insurance policies maintained by Parent and each of its Subsidiaries for the last three (3) years.  Parent or the applicable Subsidiary of the Company has paid, or caused to be paid, all premiums due under such policies and is not in default with respect to any obligations under such policies in any material respect, including, but not limited to, reporting of claims or incidents that may give rise to a claim.  All such policies are valid, outstanding and enforceable and neither Parent nor any of its Subsidiaries has agreed to modify or cancel any of such insurance policies nor has Parent or any of its Subsidiaries received any notice of any actual or threatened modification, non-renewal or cancellation of such insurance other than in the ordinary course of business consistent with past practice or such as is normal and customary in Parent’s industry.  As of the date hereof, none of the limits for any such policy currently in force have been exhausted or materially reduced.

5.21                        Opinion of Financial Advisor.  The Parent Board has received the opinion of Citigroup Global Markets Inc. addressed to the Parent Board to the effect that, as of the date of such opinion, and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent.

5.22                        Brokers.  Except for the fees and expenses payable to Citigroup Global Markets Inc., no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.23                        Ownership of Company Common Stock.  Neither Parent nor any of its Subsidiaries own or have, within the last three (3) years, owned any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.24                        Business Conduct.  Merger Sub was incorporated on June 2, 2017.  Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions.  Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.25                        Sufficient Funds.  Parent has as of the date of this Agreement or will have as of the Closing sufficient cash on hand with which to pay the cash portion of the Merger Consideration and consummate the transactions contemplated hereby. Parent expressly acknowledges that its ability to obtain financing is not a condition to its obligations under this Agreement.

5.26                        Corporate Governance.

(a)                                 As of the date of this Agreement, each of Parent and EQT MLP, as applicable, has disclosed to Parent’s or EQT MLP’s auditors and audit committee (A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s or EQT MLP’s ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or EQT MLP’s internal controls over financial reporting.  Since January 1, 2015, neither Parent nor any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent or EQT MLP (as defined in Rule 3b-7 under the Exchange Act) or director of Parent, EQT MLP or any of their respective Subsidiaries.

(b)                                 Parent and EQT MLP have established and maintain “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).  To the knowledge of Parent, such disclosure controls and procedures are designed to ensure that material information relating to Parent and EQT MLP, including their respective Subsidiaries, required to be disclosed by Parent and EQT MLP, including their respective Subsidiaries, in the reports that they file or submit under the Exchange Act is accumulated and communicated to Parent’s and EQT MLP’s respective principal executive officers and principal financial officers to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent and EQT MLP in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

5.27                        No Additional Representations.

(a)                                 Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b)                                 Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making, and each of Parent and Merger Sub expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives.  Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1                               Conduct of Company Business Pending the Merger.

(a)                                 Except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to in advance by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses only in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve its existing relationships with its key customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)                                 Except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i)                                     (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends or distributions (1) expressly required by the Organizational Documents of the Company or any of its Subsidiaries in the form made available to Parent prior to the date of this Agreement, (2) paid in cash with respect to the Series B Units to the extent expressly required by the Organizational Documents of Midstream Holdings in the form made available to Parent prior to the date of this Agreement, (3) that are regular quarterly distributions of Rice MLP, consistent with past practice with respect to timing of declaration and payment and including increases to the extent consistent with financial guidance published prior to the date hereof and solely from Operating Surplus (as defined in the Rice MLP LP Agreement) or (4) in the ordinary course of business consistent with past practice, by a direct or indirect Subsidiary of the Company to the Company, a direct or indirect Subsidiary of the Company or any other equityholder in a direct or indirect Subsidiary of the Company (provided, however, that any such dividends or distributions paid to such other equityholders are no greater on a pro rata basis than those paid to the Company or a direct or indirect Subsidiary of the Company, as the case may be), it being understood that to the extent any subjective determinations by a Subsidiary’s governing body are required for such Subsidiary to make distributions permitted by this clause (4), such subjective determinations shall be made in the ordinary course of business consistent with past practice; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries, except as expressly required by the terms of any capital stock or equity interest of a Subsidiary or for acquisitions of shares of Company Common Stock tendered by holders of Company Stock Awards in accordance with the terms of the Company Stock Plan and the applicable award agreements as in effect on the date of this Agreement to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto;

(ii)                                  except as set forth on Schedule 6.9 of the Company Disclosure Letter, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than:  (A) the issuance of Company Common Stock or MLP Common Units upon the vesting, settlement, exercise or lapse of any restrictions on any Company Stock Awards in accordance with the terms of the Company Stock Plan and the applicable award agreements or phantom unit awards in Rice MLP in accordance with the terms of the applicable award agreements, in each case, as in effect on the date of this Agreement; (B) issuances of Company Common Stock in connection with the Redemption or a redemption of Common Units in the Operating Company pursuant to the Operating Company LLC Agreement; and (C) the shares of capital stock or other equity issued as a dividend made in accordance with Section 6.1(b)(i).

(iii)                               amend the Company’s Organizational Documents or amend or adopt (or permit to be adopted)  any change in the Organizational Documents of any of the Company’s Subsidiaries;

(iv)                              (A) merge, consolidate, combine or amalgamate with any Person other than another wholly owned Subsidiary of the Operating Company or Midstream Holdings, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement or (2) acquisitions for which the consideration is $25,000,000 individually and $100,000,000 in the aggregate or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any wholly owned Subsidiaries of the Operating Company or Midstream Holdings) other than (1) loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business or (2) capital contributions to, or investments in, any Person not in excess of $15,000,000 individually or $45,000,000 in the aggregate;

(v)                                 sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any (x) Company Retained Midstream (other than uninstalled or out-of-service Company Midstream in an amount not to exceed $25,000,000 in the aggregate) or (y) any material portion of its assets or properties, other than, in the case of this clause (y), (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement, (B) sales, leases or dispositions (1) for which the consideration and fair value is $25,000,000 individually and $50,000,000 in the aggregate or less and (2) made in the ordinary course of business (which, for avoidance of doubt, shall be deemed to exclude, without limitation, the sale, exchange or other disposition of any equity interests in any of the Company’s Subsidiaries) or (C) sales or dispositions of hydrocarbons in the ordinary course of business;

(vi)                              consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(vii)                           change in any material respect their material financial accounting principles, practices or methods except as required by GAAP or applicable Law;

(viii)                        (A) make, change or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election in its discretion), (B) amend any material Tax Return, (C) settle or compromise any material Proceeding relating to Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of the Company included in the Company SEC Documents, or (D) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years;

(ix)                              take any action which could reasonably be expected to cause Rice MLP to be treated as a corporation for U.S. federal income tax purposes;

(x)                                 except as set forth on Schedule 6.9 of the Company Disclosure Letter, (A) grant any increases in the compensation (including incentive, severance, change-in-control or retention compensation) or benefits payable, provided or to become payable or provided to, or grant any cash- or equity-based awards (including Company Stock Awards or long-term cash awards) to, any current or former directors, officers, employees or other individual service providers of the Company or its Subsidiaries, except as required by applicable Law or as required by a Company Plan in accordance with its terms as in effect as of the date hereof; (B) grant or provide any change-in-control, severance or retention payments or benefits to any current or former directors, officers, employees or other individual service providers of the Company or any of its Subsidiaries; (C) establish, adopt, enter into, amend or terminate any Company Plan or any other plan, policy, program, agreement or arrangement that would be a Company Plan if in effect on the date hereof; (D) enter into, amend or terminate any collective bargaining agreement or similar agreement; (E) hire, promote or terminate the employment or service (other than for cause) of any employee or other individual service provider of the Company or any of its Subsidiaries with a total annual compensation opportunity in excess of $150,000; or (F) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Company Plan.

(xi)                              other than in the ordinary course of business consistent with past practice, incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any material Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict (A) the incurrence of Indebtedness (1) under existing credit facilities (other than the Rice MLP Credit Agreement)  in an amount not to exceed $750,000,000, (2) under the Rice MLP Credit Agreement, (3) for extensions, renewals or refinancings of existing Indebtedness (including related premiums and expenses) other than the Company Notes, (4) additional borrowings that are prepayable without premium or penalty at the Closing in an amount not to exceed $25,000,000 in the aggregate or (5) by the Company that is owed to any wholly-owned Subsidiary of the Operating Company or Midstream Holdings or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Operating Company or Midstream Holdings or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xii)                           except in the ordinary course of business, (A) enter into any contract that would be a Company Contract or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Company Contract;

(xiii)                        settle or offer or propose to settle, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes, which shall be governed exclusively by clause (viii)) involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $10,000,000 in the aggregate; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Proceeding if such settlement or compromise (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (C) has a restrictive impact on the business of the Company or any of its Subsidiaries in any material respect;

(xiv)                       authorize or make capital expenditures (not including any capital expenditures funded by a non-wholly owned Subsidiary by or as a result of capital contributions from a third Person) that are (A) with respect to the period from the date of this Agreement through December 31, 2017 (the “2017 Period”), in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the 2017 Period as set forth in Schedule 6.1(b)(xiv) of the Company Disclosure Letter, (B) for the period from January 1, 2018 through June 30, 2018 (the “2018 Period”), in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the 2018 Period as set forth in Schedule 6.1(b)(xiv) of the Company Disclosure Letter, and (C) with respect to the period from the date of this Agreement through June 30, 2018 (the “Annual Period”), in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the Annual Period, in each case as set forth in Schedule 6.1(b)(xiv) of the Company Disclosure Letter, except, in each case, for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(xv)                          fail to use reasonable best efforts to maintain, with financially reputable insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xvi)                       take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xvii)                    except as provided for in Section 3.2(e), exercise any right of the Company to redeem any Common Units of the Operating Company;

(xviii)                 enter into any agreements, arrangements or understandings with Third Party Security Holders relating to their securities of the Company or the Company’s Subsidiaries, or conduct any substantive discussions with Third Party Security Holder regarding the foregoing; or

(xix)                       agree to take any action that is prohibited by this Section 6.1(b).

(c)                                  The obligations of the Company and its Subsidiaries under Section 6.1 to take an action or not to take an action shall only apply (i) to the extent permitted by the Organizational Documents of Rice MLP and its Subsidiaries or Strike Force Midstream LLC and its Subsidiaries, as applicable, (ii) to the extent the Company is authorized and empowered to bind Rice MLP and its Subsidiaries or Strike Force Midstream LLC and its Subsidiaries, as applicable and (iii) to the extent such action or inaction would not breach any contractual or other duty to Rice MLP or any of its equity holders or Strike Force Midstream LLC or any of its equity holders, as applicable.

6.2                               Conduct of Parent Business Pending the Merger.

(a)                                 Except as set forth on Schedule 6.2 of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to in advance by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned),  Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses only in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve its existing relationships with its key customers and suppliers; provided, however, that no action by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)                                 Except as set forth on Schedule 6.2 of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i)                                     (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (1) the declaration and payment by Parent, EQT GP and EQT MLP of ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment, in amounts not to exceed (x) $0.03 per share, in the case of Parent, and the payment to holders of equity awards of Parent Common Stock of dividend equivalents that correspond to such dividends, (y) solely out of Operating Surplus (as defined in the EQT MLP LP Agreement), in the case of EQT MLP and (z) including increases to the extent consistent with financial guidance published prior to the date hereof, in the case of EQT GP and EQT MLP, (2) the declaration and payment of dividends or other distributions to Parent by any direct or indirect wholly owned Subsidiary of Parent, (3) the declaration and payment of dividends or other distributions to EQT MLP by any of its direct or indirect wholly owned Subsidiaries, (4) the declaration and payment of dividends or other distributions to EQT MLP by EQT Energy Supply, LLC and (5) in the ordinary course of business consistent with past practice, the declaration and payment of dividends and other distributions to Parent, a direct or indirect wholly owned Subsidiary of Parent or any other equityholder in a direct or indirect

Subsidiary of Parent (provided, however, that any such dividends or distributions paid to such other equityholders are no greater on a pro rata basis than those paid to Parent or a direct or indirect wholly owned Subsidiary of Parent, as the case may be), it being understood that to the extent any subjective determinations by a Subsidiary’s governing body are required for such Subsidiary to make distributions permitted by this clause (5), such subjective determinations shall be made in the ordinary course of business consistent with past practice; or (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries;

(ii)                                  offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Common Stock upon the vesting, settlement, exercise or lapse of any restrictions on any awards granted under Parent Stock Plan and outstanding on the date hereof or issued in compliance with clause (C) below; (B) issuances by a wholly-owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly-owned Subsidiary of Parent; (C) issuances of awards granted under Parent Stock Plans to employees and directors with grant date fair values generally consistent with past practice; and (D) sales or issuances of shares of Parent Common Stock or convertible securities in an amount not exceeding 5% of the issued and outstanding shares of Parent Common Stock (in the case of convertible securities, on an as-converted basis) as of the date of this Agreement; provided, however, that if the Transactions have not been consummated by December 31, 2017, the reference in clause (D) to “5%” shall be deemed to be a reference to “7.5%.”

(iii)                               except as contemplated by Section 2.6 or Section 6.23, amend Parent’s or Merger Sub’s Organizational Documents, or amend the Organizational Documents or adopt any change in the Organizational Documents of any of Parent’s Subsidiaries that would adversely affect the consummation of the Transactions, in either case, including by merger, consolidation or otherwise;

(iv)                              take any action that could reasonably be expected to cause each of EQT MLP and EQT GP to be treated as a corporation for U.S. federal income tax purposes;

(v)                                 adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among the Parent and any wholly owned Subsidiaries of Parent or among wholly owned Subsidiaries of Parent;

(vi)                              other than acquisitions that would not reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement, acquire, by merging or consolidating with, by purchasing an equity interest in or assets of, by forming a partnership or joint venture with, or by any other manner, any real property, any personal property, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets;

(vii)                           take any action that would or would reasonably be expected to materially delay, impede or prevent the consummation of any of the Transactions;

(viii)                        except to facilitate the appointment of a New Director immediately following the Effective Time pursuant to Section 6.23, increase the size of the Parent Board to more than eleven (11) members; or

(ix)                              agree to take any action that is prohibited by this Section 6.2(b).

(c)                                  The obligations of Parent and its Subsidiaries under Section 6.2 to take an action or not to take an action shall only apply (i) to the extent permitted by the Organizational Documents of EQT MLP and its Subsidiaries or EQT GP and its Subsidiaries, as applicable, (ii) to the extent the Company is authorized and empowered to bind EQT MLP and its Subsidiaries or EQT GP and its Subsidiaries, as applicable and (iii) to the extent such action or inaction would not breach any contractual or other duty to EQT MLP or any of its equity holders or EQT GP or any of its equity holders, as applicable.

6.3                               No Solicitation by the Company.

(a)                                 From and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, the Company will, and will cause its Subsidiaries and will use reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or any of its or their respective Representatives with respect to a Company Competing Proposal.

(b)                                 Except as otherwise expressly permitted by this Section 6.3, from and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, the Company will not, and will cause its Subsidiaries and will use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a Company Competing Proposal, (ii)  engage in any discussions or negotiations with any Person with respect to a Company Competing Proposal or any indication of interest that would reasonably be expected to lead to a Company Competing Proposal, (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii)) or (v) resolve, agree or publicly propose to, or permit the Company or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) — (iv).

(c)                                  Unless specifically permitted by Section 6.3(d), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Competing Proposal, (iv) in the event that any Company Competing Proposal (other than a Company Competing Proposal subject to clause (v)) has been publicly announced or been delivered to the Company Board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of Parent’s request to do so, or (v) fail to announce publicly within ten (10) Business Days after a tender or exchange offer relating to any Company Common Stock shall have been commenced that the Company Board recommends rejection of such tender or exchange offer and reaffirms the Company Board Recommendation (the taking of any action described in this Section 6.3(c) being referred to as a “Company Change of Recommendation”).

(d)                                 From and after the date of this Agreement, the Company shall advise Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (in each case within 48 hours thereof), and the Company shall provide to Parent (within such 48 hour time frame) either (i) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) a written summary of the material terms of such Company Competing Proposal (including the identity of the Person making such Company Competing Proposal).  The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Company Competing Proposal and any material changes to the status of any such discussions or negotiations, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide Parent with copies of any material correspondence and, with respect to material oral communications, a written summary of such correspondence or communications, between:  (x) on the one hand, the Company or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Company Competing Proposal or any Representative of such Person.

(e)                                  Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i)                                     to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that none of the Company, the Company Board or any committee thereof shall, except as expressly permitted by Section 6.3(e)(iii) or Section 6.3(f), effect a Company Change of Recommendation including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii)                                  prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.3(b)(i), 6.3(b)(ii) or 6.3(b)(iii), solely with and to any Person who has made a written, bona fide Company Competing Proposal that did not result from a breach of this Section 6.3; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section 6.3, and (B) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the Company Board’s duties under applicable Law;

(iii)                               prior to the receipt of the Company Stockholder Approval, in response to a Company Competing Proposal that did not result from a breach of this Section 6.3, if the Company Board (or any committee thereof) so chooses, cause the Company to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Company Competing Proposal), (B) the Company Board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the Company Board’s duties under applicable Law, and (C) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and, that the Company intends to take such action, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the third Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement, the Company Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal; provided, however, that each time material modifications to the financial terms of a Company Competing Proposal determined to be a Company Superior Proposal are made the time period set forth in this clause (C) prior to which the Company may effect a Company Change of Recommendation or terminate this Agreement shall be extended for 48 hours after notification of such change to Parent; and

(f)                                   Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board (or any committee thereof) so chooses, effect a Company Change of Recommendation if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law, (B) the Company shall have given notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the fourth Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement, the Company Board (or any committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be inconsistent with the Company Board’s duties under applicable Law.

6.4                               No Solicitation by Parent.

(a)                                 From and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, Parent will, and will cause its Subsidiaries and will use reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or any of its or their respective Representatives with respect to a Parent Competing Proposal.

(b)                                 Except as otherwise expressly permitted by this Section 6.4, from and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, Parent will not, and will cause its Subsidiaries and will use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a Parent Competing Proposal, (ii)  engage in any discussions or negotiations with any Person with respect to a Parent Competing Proposal or any indication of interest that would reasonably be expected to lead to a Parent Competing Proposal, (iii) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to a Parent Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii)) or (v) resolve, agree or publicly propose to, or permit Parent or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) — (iv).

(c)                                  Unless specifically permitted by Section 6.4(d), Parent shall not (i) fail to include the Parent Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Company, the Parent Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Competing Proposal, (iv) in the event that any Parent Competing Proposal (other than a Parent Competing Proposal subject to clause (v)) has been publicly announced or been delivered to the Parent Board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Parent Board

Recommendation within ten (10) Business Days of the Company’s request to do so, or (v) fail to announce publicly within ten (10) Business Days after a tender or exchange offer relating to any Parent Common Stock shall have been commenced that the Parent Board recommends rejection of such tender or exchange offer and reaffirms the Parent Board Recommendation (the taking of any action described in this Section 6.4(c) being referred to as a “Parent Change of Recommendation”). Parent shall not fail to include the Parent Charter Amendment Recommendation in the Joint Proxy Statement, or withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, the Parent Charter Amendment Recommendation.

(d)                                 From and after the date of this Agreement, Parent shall advise the Company of the receipt by Parent of any Parent Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (in each case within 48 hours thereof), and Parent shall provide to the Company (within such 48 hour time frame) either (i) a copy of any such Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) a written summary of the material terms of such Parent Competing Proposal (including the identity of the Person making such Parent Competing Proposal).  Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Parent Competing Proposal and any material changes to the status of any such discussions or negotiations, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide the Company with copies of any material correspondence and, with respect to material oral communications, a written summary of such correspondence or communications, between:  (x) on the one hand, Parent or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Parent Competing Proposal or any Representative of such Person.

(e)                                  Notwithstanding anything in this Agreement to the contrary, Parent, directly or indirectly through one or more of its Representatives, may:

(i)                                     to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that none of Parent, the Parent Board or any committee thereof shall, except as expressly permitted by Section 6.4(e)(iii) or Section 6.4(f), effect a Parent Change of Recommendation including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii)                                  prior to the receipt of the Parent Shareholder Approval, engage in the activities prohibited by Sections 6.4(b)(i), 6.4(b)(ii) or 6.4(b)(iii), solely with and to any Person who has made a written, bona fide Parent Competing Proposal that did not result from a breach of this Section 6.4; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from complying with the provisions of this Section 6.4, and (B) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the Parent Board’s duties under applicable Law;

(iii)                               prior to the receipt of the Parent Shareholder Approval, in response to a Parent Competing Proposal that is conditioned upon the termination of this Agreement or the failure of the Transactions to be consummated (including through the failure of any of the conditions set forth in Article VII) and that did not result from a breach of this Section 6.4, if the Parent Board (or any committee thereof) so chooses, cause Parent to effect a Parent Change of Recommendation, if prior to taking such action (A) the Parent Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by the Company in response to such Parent Competing Proposal), (B) the Parent Board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the Parent Board’s duties under applicable Law, and (C) Parent shall have given notice to the Company that Parent has received such proposal, specifying the material terms and conditions of such proposal, and, that Parent intends to take such action, and either (1) the Company shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Parent Shareholders Meeting and the third Business Day after the date on which such notice is given to the Company, or (2) if the Company within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement, the Parent Board (or any committee thereof), after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that the Parent Competing Proposal remains a Parent Superior Proposal with respect to the Company’s revised proposal; provided, however, that each time material modifications to the financial terms of a Parent Competing Proposal determined to be a Parent Superior Proposal are made the time period set forth in this clause (C) prior to which Parent may effect a Parent Change of Recommendation or terminate this Agreement shall be extended for 48 hours after notification of such change to the Company; and

(f)                                   Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Parent Shareholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board (or any committee thereof) so chooses, effect a Parent Change of Recommendation if prior to taking such action (A) the Parent Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Parent Board’s its fiduciary duties to Parent’s shareholders under applicable Law, (B) Parent shall have given notice to the Company that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will reasonably describe such Parent Intervening Event) and that Parent intends to effect a Parent Change of Recommendation, and either (1) the Company shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Parent Shareholders Meeting and the fourth Business Day after the date on which such notice is given to the Company, or (2) if the Company within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement, the Parent Board (or any committee thereof), after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Parent Board to effect a Parent Change of Recommendation and that the failure to make a Parent Change of Recommendation would be inconsistent with the Parent Board’s duties to Parent’s shareholders under applicable Law.

6.5                               Preparation of Joint Proxy Statement and Registration Statement.

(a)                                 Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement.  The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements thereto.

(b)                                 Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and the holders of Parent Common Stock at the Parent Shareholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement will be a part).  The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff.  Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger.  Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information.  Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.  Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)                                  Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder.  Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction.  Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)                                 If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the shareholders of Parent.

6.6                               Stockholder and Shareholder Meetings.

(a)                                 The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC.  Except as expressly permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and the Joint Proxy Statement shall include a statement to the effect that the Company Board has made the Company Board Recommendation.  The Company’s obligations to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 6.6(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Change of Recommendation.  Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may, and at Parent’s request shall, adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the

Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the End Date.  Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting to a date no later than the second Business Day after the expiration of any of the periods contemplated by Section 6.3(e)(iii)(C).  If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative.

(b)                                 Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Shareholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC.  Except as permitted by Section 6.4, the Parent Board shall recommend that the shareholders of Parent vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Board shall solicit from shareholders of Parent proxies in favor of such issuance of Parent Common Stock in the Merger, and the Joint Proxy Statement shall include a statement to the effect that the Parent Board has made the Parent Board Recommendation.  The Parent Board shall recommend that the shareholders of Parent vote in favor of the Parent Charter Amendment and the Parent Board shall solicit from shareholders of Parent proxies in favor of the Parent Charter Amendment, and the Joint Proxy Statement shall include a statement to the effect that the Parent Board has made the Parent Charter Amendment Recommendation. Parent’s obligations to call, give notice of, convene and hold the Parent Shareholder Meeting in accordance with this Section 6.6(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Parent Superior Proposal or Parent Competing Proposal, or by any Parent Change of Recommendation.  Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Shareholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s shareholders or (B) if, as of the time for which the Parent Shareholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Shareholders Meeting or (ii) may, and at the Company’s request shall, adjourn or postpone the Parent Shareholders Meeting if, as of the time for which the Parent Shareholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Parent Shareholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Parent Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Shareholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Shareholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the End Date.  Notwithstanding the foregoing, Parent may adjourn or postpone the Parent Shareholders Meeting to a date no later than the second Business Day after the expiration of any of the periods contemplated by Section 6.4(e)(iii)(C).  If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Shareholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative.

(c)                                  The parties shall use their reasonable best efforts to hold the Company Stockholders Meeting and the Parent Shareholders Meeting on the same day.

6.7                               Access to Information.

(a)                                 Each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other party.  Each party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other party and its Subsidiaries of their normal duties.  Notwithstanding the foregoing provisions of this Section 6.7(a), neither party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement.  Notwithstanding the foregoing, neither party shall have access to personnel records of the other party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other party’s good faith opinion the disclosure of which could subject the other party or any of its Subsidiaries to risk of liability.  Notwithstanding the foregoing, neither party shall be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other party or its Subsidiaries without the prior written consent of the other party, which may be granted or withheld in such other party’s sole discretion.  Each party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.7(a) for any purpose unrelated to the consummation of the Transactions.

(b)                                 The Confidentiality Agreement dated as of April 24, 2017 between Parent and the Company (as amended from time to time, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder.  All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Preliminary Discussions” as defined under the Confidentiality Agreement.

6.8                               HSR and Other Approvals.

(a)                                 Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.8(b) and (e), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b)                                 As promptly as reasonably practicable following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the parties shall make any filings required under the HSR Act.  Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws.  Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act.  Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information or documentary material from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States, or any other competition authority of any jurisdiction (“Antitrust Authority”).

(c)                                  Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.8(b), (i) use its reasonable best efforts to cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Entity, or from any other Person alleging that the consent of such person (or another Person) is or may be required in connection with the Transactions, and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other Party with any written notices or other communications received by such Party from, or given by such Party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Party to review in draft any proposed communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not agree to participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement or any of the transactions contemplated hereby unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws.  Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing; provided, however, that it shall afford the Company a reasonable opportunity to participate therein.  The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

(d)                                 In furtherance and not in limitation of the foregoing, each of Parent and the Company and each of their respective Subsidiaries shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including any Antitrust Laws; provided, however, that if, in order to resolve any objections, the Company is asked to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom with respect to its or its Subsidiaries’ ability to retain any of the businesses, product lines, or assets of the Company or its Subsidiaries, such actions shall be conditioned upon the consummation of the Merger. In furtherance of the foregoing, each of Parent and the Company and each of their respective Subsidiaries shall use reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed).

(e)                                  Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

6.9                               Employee Matters.

(a)                                 For a period of one year following the Closing Date (the “Continuation Period”), Parent shall cause each individual who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation, LLC Sub or any of their respective Subsidiaries) to be provided with, for the portion of the Continuation Period during which such Company Employee is employed, (i) base compensation (salary or wages, as applicable), and as applicable, an annual bonus opportunity that are no less favorable than those provided to similarly situated employees of Parent or its Subsidiaries (provided that, with respect to each applicable Company Employee’s annual bonus for 2017, the benefits contemplated by Item 1 of Schedule 6.9 of the Company Disclosure Letter shall be deemed to satisfy the incentive compensation opportunity requirements of this clause (i)) and (ii) employee benefits (other than severance) that are substantially comparable in the aggregate to those that are provided to similarly situated employees of Parent or its Subsidiaries; provided that, for purposes of this clause (ii), the employee benefits (other than severance) generally provided to employees of the

Company and its Subsidiaries as of immediately prior to the Closing Date shall be deemed to be substantially comparable in the aggregate to those provided to similarly situated employees of Parent or its Subsidiaries, it being understood that so long as all Company Employees are continuously provided with the employee benefits required by this clause (ii), the Company Employees may commence participation in the “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), maintained by Parent or any of its Subsidiaries (collectively, the “New Plans”) at such times as are determined by Parent.

(b)                                 From and after the Effective Time, as applicable, the Company Employees shall be given credit for purposes of eligibility to participate, vesting and, with respect to severance, vacation or paid-time off benefits, for purposes of benefit accrual, in each case, in any New Plan (other than (x) for any purpose, with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA or plan that provides retiree medical benefits or disability benefits, or (y) to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan immediately prior to the Closing Date.

(c)                                  Parent shall, or shall cause the Surviving Corporation or its Subsidiaries, to comply with Schedule 6.9.

(d)                                 From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare New Plan to the extent (x) such Company Employee and his or her eligible dependents are covered under a Company Plan immediately prior to the Closing Date that provides corresponding benefits and (y) such conditions, periods or requirements are satisfied by, or waived for, such Company Employee and his or her eligible dependents under such Company Plan (ii) give each Company Employee credit for the plan year in which the Closing Date occurs for any payments made towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made to the same extent that such credit was given under the analogous Company Plan prior to the date that the Company Employee first participates in the New Plan, in each case, to the extent permitted by the applicable insurance plan provider.

(e)                                  Except as otherwise provided in this Agreement of the Company Disclosure Letter, from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to assume and honor their respective obligations to individuals employed prior to the Closing Date by the Company or a Subsidiary thereof under all employment, severance, change in control and other agreements or plans, if any, entered into or sponsored by the Company (or a Subsidiary thereof).

(f)                                   If requested by Parent not less than 10 Business Days before the Closing Date, the Company shall adopt resolutions and take such corporate action as is necessary to terminate the Company Plans that are Tax-qualified defined contribution plans (collectively, the

“Company Qualified DC Plan”), effective as of the day prior to the Closing Date.  The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and approval of Parent.  Upon the distribution of the assets in the accounts under the Company Qualified DC Plan to the participants, Parent shall permit such participants who are then actively employed by Parent or its Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash or (in the case of loans) notes, from the Company Qualified DC Plan to the applicable Tax-qualified defined contribution plans of Parent or its Subsidiaries.

(g)                                  From the date of this Agreement until the Closing, the Company shall provide Parent with a reasonable opportunity to review, comment on and approve all written or broad-based oral communications to employees and other individual service providers of the Company and its Subsidiaries related to the transactions contemplated hereby, including in regard to employment or compensation or benefits matters addressed in this Agreement or to be provided following the Closing.

(h)                                 Nothing in this Agreement generally, or this Section 6.9 specifically, shall be deemed or construed to (i) constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries, (ii) limit Parent’s or its Subsidiaries’ right to amend any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries or other compensation or benefit plan or arrangement for any purpose; (iii) require Parent or its Subsidiaries to maintain any particular Employee Benefit Plan; (iv) require Parent or its Subsidiaries to continue to employ or retain the services of any particular employee or other service provider for any period after Closing; (v) create a right in any employee to employment with Parent or its Subsidiaries; or (vi) limit the right of Parent or its Subsidiaries to terminate the employment of any employee following Closing.  The provisions of this Section 6.9 are for the sole benefit of the parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement.

6.10                        Indemnification; Directors’ and Officers’ Insurance.

(a)                                 Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time and until the six (6) year anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law).  Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to such Indemnified Persons, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter.  Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10(a), upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.10(a) except to the extent such failure materially prejudices such party’s position with respect to such claims).  With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10(a), such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)                                 Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law.  Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c)                                  To the fullest extent permitted under applicable Law, Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10, relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)                                 Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to, and conditioned upon the occurrence of, the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as the Company’s and Rice MLP’s current directors’ and officers’ liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable than the current directors’ and officers’ liability insurance policies maintained by the Company and Rice MLP with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion to, but shall not be required to, spend more than 300% (the “Cap Amount”) of the last annual premium paid by the Company and Rice MLP prior to the date hereof for the six (6) years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase as much coverage as is reasonably available for the Cap Amount.

(e)                                  In the event that Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or such Subsidiary of the Surviving Corporation, as the case may be, shall assume the obligations set forth in Section 6.10(a).  Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any Subsidiary in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under Section 6.10(a).  The provisions of Section 6.10(a) are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to Section 6.10(a), and his heirs and representatives.

6.11                        Agreement to Defend; Stockholder Litigation.  In the event any Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto.   Without limiting the foregoing, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such Proceeding, and no settlement shall be agreed to or offered without Parent’s prior written consent.

6.12                        Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties.  The parties will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the parties unless such statements are substantially identical to public statements previously approved by each party; provided, however, that a party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such party’s or its Subsidiary’s capital stock is traded; provided that such party uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that neither party shall be (i) restricted from making internal communications with its employees which are not made public or (ii) required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13                        Advice of Certain Matters; No Control of Business.  Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be.  Except with respect to Antitrust Laws as provided in Section 6.8, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions.  Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14                        Transfer Taxes.  Except as otherwise provided in this Agreement, (i) all Transfer Taxes imposed with respect to the Integrated Mergers, if any, shall be borne and paid by Parent, the Company or any of their respective Subsidiaries when due, and Parent shall file or cause to be filed all necessary Tax Returns and other documentation required to be filed by Parent, the Company or any of their respective Subsidiaries with respect to any such Transfer Taxes, and (ii) Parent shall reimburse, indemnify, defend and hold harmless against liability for any such Transfer Taxes any holder of Company Common Stock.  The parties will cooperate, in good faith, in the filing of any such Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

6.15                        Reasonable Best Efforts; Notification.

(a)                                 Except to the extent that the parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3 and Section 6.4), each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions.

(b)                                 The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.3(a) not being met, or (ii) the failure by such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.16                        Section 16 Matters.  Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.17                        Listing Application.  Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance.

6.18                        Tax Matters.  Each of Parent and the Company will use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any action that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.  Each of Parent and the Company will use its reasonable best efforts and will cooperate with one another to obtain the opinions of counsel referred to in Section 7.2(e) and Section 7.3(e).  In connection therewith, (a) Parent shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable each such counsel to render the opinion described in Sections 7.2(e) or Section 7.3(e), as applicable, (the “Parent Tax Certificate”) and (b) the Company shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable each such counsel to render the opinion described in Section 7.2(e) or Section 7.3(e), as applicable, (the “Company Tax Certificate”), in each case dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and Parent and the Company shall provide such other information as reasonably requested by each such counsel for purposes of rendering the opinion described in Section 7.2(e) or Section 7.3(e), as applicable.

6.19                        Takeover Laws.  None of the parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.20                        Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.21                        Financing Cooperation.

(a)                                 The Company shall, and shall cause its Subsidiaries to, and shall cause its and their Representatives to, use reasonable best efforts to provide all cooperation reasonably requested by Parent, or as Parent may reasonably determine necessary or advisable, in connection with financing arrangements (including, without limitation, assisting in the arrangement of new financing arrangements (including the Financing) and any assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, redemptions, terminations or prepayments of existing financing arrangements of Parent or the Company or their respective subsidiaries) to fund the cash portion of the Merger Consideration, the completion of the Merger or the other transactions contemplated hereby or to be consummated in connection therewith and the payment of related fees and expenses.  Such cooperation shall include, without limitation, (A) furnishing Parent and any of its Financing Sources with (i) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for the Company for the fiscal quarter ended June 30, 2017 and each subsequent fiscal quarter (other than the fourth fiscal quarter in any fiscal year) ended after the close of its most recent fiscal year and at least forty (40) days prior to the Closing Date (with respect to which independent auditors have performed a SAS 100 review) and (ii) in the event that the Closing Date occurs on a date that is more than sixty (60) days following December 31, 2017, audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for the fiscal year ended December 31, 2017, in each case prepared in accordance with GAAP and (B) using reasonable best efforts to (i) cause management teams of the Company or its Subsidiaries, with appropriate seniority and expertise, upon reasonable notice, to participate in, and provide reasonable and timely assistance with the preparation of materials for, meetings, due diligence and drafting sessions, rating agency presentations and road shows, if any, related to such financing arrangements; (ii) provide information with respect to the Company and its Subsidiaries reasonably requested by Parent or any of its Financing Sources to facilitate such financing arrangements, including reasonably assisting Parent in connection with the preparation of pro forma financial information and financial statements to be included in any Offering Document; (iii) as promptly as practical upon the reasonable request of Parent, furnish Parent and any of its Financing Sources with such financial and other information reasonably requested by Parent relating to the Company or its Subsidiaries that is customary or reasonably required for the preparation of the Offering Documents; (iv) assist in the preparation of SEC filings to be made by Parent, offering memoranda, private placement memoranda, prospectuses, bank confidential information memoranda, syndication materials, rating agency presentations and similar documents required in connection with such financing arrangements (“Offering Documents”); (v) (x) cause Ernst & Young LLP or other relevant accountants of the Company and its Subsidiaries to provide assistance and cooperation to Parent, including using reasonable best efforts to (1) cause their participation in drafting sessions and accounting due diligence sessions and assistance in the preparation of any pro forma financial statements referred to in clause (B)(ii) above, (2) cause them to provide customary consents to use their audit reports on the consolidated financial statements of the Company as required in any Offering Documents or in connection with any filings made with the SEC or pursuant to applicable law, and (3) cause them to provide any customary comfort letters (including “negative assurance” comfort)  in connection with any such financing arrangements and (y) cooperate with Parent’s legal counsel in connection with any legal opinions that such counsel may be required to deliver in connection with such financing arrangements; (vi) cooperate with any due diligence, to the extent customary and reasonable; (vii) in connection with any such financing arrangements, provide customary authorization letters authorizing the distribution of information provided by the Company to prospective lenders, subject to customary confidentiality undertakings by such prospective lenders with respect thereto, and containing customary representations that such information does not contain a material misstatement or omission and that the “public side” versions of any Offering Documents only include information about the Company that is public information or information that is not material to the Company or its Subsidiaries or its or their securities; (viii) furnish promptly, and in any event at least four (4) Business Days prior to the Closing Date (to the extent requested within nine (9) Business Days prior to the Closing Date), all documentation and other information required by any Governmental Authority or as reasonably requested by any Financing Source under applicable “know your customer,” anti-bribery and anti-money laundering rules and regulations, including the PATRIOT Act, the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 et seq., and economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department; (ix) in connection with such financing arrangements, execute and deliver any definitive financing documents, including any necessary pledge and security documents, as reasonably requested by Parent and otherwise facilitating the pledging of collateral in connection with such financing arrangements, including taking reasonable actions necessary to permit the applicable Financing Sources to evaluate the Company’s and its Subsidiaries’ assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including establishing bank and other accounts and blocked account and control agreements in connection with the foregoing); and (x) cause the taking of any corporate, limited liability company or partnership actions, as applicable, by the Company or its Subsidiaries reasonably necessary to permit the completion of such financing arrangements, subject to the occurrence of the Closing.

(b)                                 The Company shall, and shall cause its Subsidiaries to, as soon as reasonably practicable after (and not prior to) the receipt of a written request from Parent to do so, on the terms and conditions specified by Parent and in compliance with all applicable terms and conditions of the applicable Company Debt Agreement, use reasonable best efforts to seek an amendment or amendments to any of the Company Debt Agreements or pursue any approach chosen by Parent to the assumption, defeasance, satisfaction and discharge, constructive satisfaction and discharge, refinancing, repayment, repurchase, redemption, termination, amendment, guarantee, purchase, tender, exchange or other treatment of, the Company Debt

Agreements and the indebtedness incurred pursuant thereto, in each case, subject to the occurrence of the Closing (any such transaction, a “Debt Transaction”).  The Company shall not be required to take any action in respect of any Debt Transaction until Parent shall have provided the Company with drafts of the necessary legal documentation required in connection with such Debt Transaction (collectively, the “Debt Transaction Documents”), and the Company and its legal counsel shall have had a reasonable opportunity to review and comment on the Debt Transaction Documents.  The Company shall, and shall cause its Subsidiaries to, cause its and their respective Representatives to use reasonable best efforts to provide cooperation and assistance reasonably requested by Parent in connection with the Debt Transactions (including taking all corporate action reasonably necessary to authorize the execution and delivery of any Debt Transaction Documents to be entered into prior to Closing and delivering all officer’s certificates and legal opinions required to be delivered in connection therewith (such corporate action, execution and delivery not to be unreasonably withheld, delayed or conditioned)); provided that any such Debt Transaction Documents that amend any Company Debt Agreement prior to the Closing Date shall provide that such amendments are not operative until the Closing.

(c)                                  The Company shall, and shall cause its Subsidiaries to, after (and not prior to) the receipt of a written request from Parent to do so, use reasonable best efforts to deliver all notices and take all other actions to facilitate the termination at the Closing of all commitments in respect of each of the Company Credit Agreement, the Rice Midstream Holdco Credit Agreement and the Rice MLP Credit Agreement, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, the release on the Closing Date of any Encumbrances securing such indebtedness and guarantees in connection therewith, and, with respect to any letters of credit outstanding thereunder, the cash collateralization thereof or the making of any alternate arrangements with respect thereto that are reasonably requested by Parent.  In furtherance and not in limitation of the foregoing, after (and not prior to) the receipt of a written request from Parent to do so, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent (i) at least five (5) Business Days prior to the Closing Date, a draft payoff letter with respect to each of the Company Credit Agreement, the Rice Midstream Holdco Credit Agreement and the Rice MLP Credit Agreement and any other indebtedness of the Company or its Subsidiaries to be paid off, discharged and terminated on the Closing Date and (ii) at least three (3) Business Days prior to the Closing Date, an executed payoff letter with respect to each of Company Credit Agreement, the Rice Midstream Holdco Credit Agreement and the Rice MLP Credit Agreement (the “Payoff Letters”), in each case in customary form and substance from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Encumbrances (and guarantees), if any, granted in connection with the Company Credit Facilities or any other indebtedness of the Company or its Subsidiaries to be paid off, discharged and terminated on the Closing Date relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated. To the extent Parent has requested the termination of the commitments under the Company Credit Agreement, the Rice Midstream Holdco Credit Agreement or the Rice MLP Credit Agreement, Parent shall deposit, or cause to be deposited, funds with the applicable administrative agent no later than the Closing Date in an amount sufficient for such repayment.

(d)                                 The Company shall, and shall cause its Subsidiaries to, after (and not prior to) the receipt of a written request from Parent to do so, use reasonable best efforts to (i) issue one or more notices of optional redemption (and any updates thereto), which notices may be subject to one or more conditions specified by Parent, for all of the outstanding aggregate principal amount of each series of Company Notes pursuant to the applicable Company Notes Indenture in order to effect a redemption of the Company Notes on or after the Closing Date, and (ii) provide any other reasonable cooperation requested by Parent to facilitate the redemption of the Company Notes (and, if elected by Parent, the satisfaction and discharge of the Company Notes and the Company Notes Indentures substantially concurrently with the Closing) and the release of all guarantees in connection therewith, effective as of and conditioned upon the occurrence of the Closing Date (including delivering any legal opinions, notices, requests, order or certificates required to be delivered in connection with the Discharge).  Parent shall deposit, or cause to be deposited, funds with the trustee for the applicable series of Company Notes sufficient to fund any Discharge requested by Parent no later than the redemption time specified in the applicable redemption notice in accordance with the applicable Company Notes Indentures.  The redemption (or, if applicable, satisfaction and discharge) of the Company Notes and Company Notes Indentures pursuant to this Section 6.21(d) and the release of all guarantees in connection therewith, are referred to collectively as the “Discharge.”

(e)                                  Notwithstanding anything to the contrary in this Section 6.21, no action shall be required of the Company or its Subsidiaries pursuant to Section 6.21(a)-(d), if any such action shall:  (i) unreasonably disrupt or interfere with the business or ongoing operations of Company and its Subsidiaries; (ii) cause any representation or warranty or covenant contained in this Agreement to be breached (unless waived by Parent); (iii) involve the entry by the Company or any Subsidiary into any agreement with respect to any financing arrangement that is operative prior to the Closing (it being understood and agreed that such agreements may be effective and binding against the Company and its Subsidiaries prior to the Closing); (iv) require Company or any of its Subsidiaries or any of its or their Representatives to provide (or to have provided on its behalf) any certificates or legal opinions, other than certificates or legal opinions delivered at (or effective as of) the Closing Date, customary representation and authorization letters and, any officer’s certificate required to be delivered pursuant to the Company Notes Indenture in connection with any Discharge pursuant to Section 6.21(d); (v) require the Company or any Subsidiary to pay any commitment or other fee prior to the Closing Date for which it has not received prior reimbursement; (vi) require the Company or any of its Subsidiaries or their respective Representatives to prepare pro forma financial information or projections, which shall be the responsibility of Parent (without waiver of the covenant set forth in Section 6.21(a)(B)(ii)); or (vii) cause any director, officer, or employee of Company or any of its Subsidiaries to execute any agreement or certificate in his or her individual, rather than official, capacity.

(f)                                   Promptly upon the Company’s request, all reasonable and documented out-of-pocket fees and expenses incurred by the Company and its Subsidiaries in connection with assisting in any financing arrangement pursuant to this Section 6.21 shall be paid or reimbursed by Parent, and, in the event the Closing shall not occur, Parent shall indemnify and hold harmless Company, its Subsidiaries and its and their Representatives from and against any and all losses actually suffered or incurred by them in connection with the arrangement or consummation of such financing arrangement, except to the extent such losses arise out of or results from the fraud, intentional misrepresentation, intentional breach, gross negligence, bad faith or willful misconduct of the Company, its Subsidiaries or any of its or their Representatives related to this Section 6.21, or from the information provided by the Company or its Subsidiaries for use in the Offering Documents or otherwise in connection with such financing arrangement.

6.22                        Discussions with Third Party Security Holders.  If Parent shall so request, the Company shall reasonably cooperate with and assist Parent to facilitate Parent’s discussions with Third Party Security Holders and any transactions that are contemplated by or arise from such discussions, it being understood and agreed that the Company shall only be required pursuant to this Section 6.22 to facilitate transactions (and discussions with respect thereto) that would be conditioned upon the occurrence of the Closing.

6.23                        Directors of Parent Following the Effective Time.

(a)                                 Subject to Section 6.23(b), (i) prior to the Effective Time, Parent shall take all necessary corporate action so that the Company’s Chief Executive Officer as of the date of this Agreement (the “Company CEO”) and the Chairman of the Company Board as of the date of this Agreement (the “Company Chairman,” and together with the Company CEO, the “New Directors”), are appointed to the Parent Board immediately following the Effective Time and (ii) Parent, through the Parent Board, shall take all necessary action to nominate the New Directors for election to the Parent Board in the proxy statement relating to the first annual meeting of the shareholders of Parent following the Closing with respect to which a definitive proxy statement has not been filed by Parent prior to the Closing (the “Post-Closing Annual Meeting”). In the event that either the Company CEO or the Company Chairman are unable or unwilling to serve on the Parent Board as of immediately following the Effective Time, then a substitute shall be chosen by Parent from among the directors of the Company Board identified as independent in the Company’s definitive proxy statement for its 2017 annual meeting who indicate to Parent their willingness to serve on the Parent Board, which substitute member shall be deemed to be a New Director for purposes of this Agreement.

(b)                                 Notwithstanding anything to the contrary in this Agreement, (i) the parties expressly acknowledge that approval by Parent’s shareholders of the Parent Charter Amendment is not a condition to any party’s obligation to complete the Transactions and (ii) if the Parent Charter Amendment has not been approved by Parent’s shareholders prior to the Effective Time, (x) Parent and the Parent Board shall only be required to appoint to the Parent Board immediately following the Effective Time and nominate in the proxy statement with respect to the Post-Closing Annual Meeting (the “Post-Closing Proxy Statement”) one New Director selected by the Company Board and (y) Parent shall include in the Post-Closing Proxy Statement a proposal to amend its articles of incorporation in the manner contemplated by the Parent Charter Amendment (the “Post-Closing Charter Amendment Proposal”) in order to permit the other New Director to be appointed to the Parent Board, which appointment shall be effected as soon as reasonably practicable following approval by Parent’s shareholders of the Post-Closing Charter Amendment Proposal; provided that all obligations of Parent and the Parent Board pursuant to this clause (y) shall terminate in the event that Parent’s shareholders fail to approve the Post-Closing Charter Amendment at the Post-Closing Annual Meeting.

(c)                                  The provisions of this Section 6.23 are intended to be for the benefit of, and shall be enforceable by, the parties and each New Director.

ARTICLE VII
CONDITIONS PRECEDENT

7.1                               Conditions to Each Party’s Obligation to Consummate the Merger.  The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law:

(a)                                 Stockholder Approvals.  The Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b)                                 Regulatory Approval.  Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)                                  No Injunctions or Restraints.  No Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d)                                 Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)                                  NYSE Listing.  The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

7.2                               Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)                                 Representations and Warranties of the Company.  (i) The representations and warranties of the Company set forth in Section 4.2(a), Section 4.2(b) and Section 4.6(a) shall be true and correct (except, with respect to Section 4.2(a) and Section 4.2(b) for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of the such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), (ii) the representations and warranties of the Company set forth in Section 4.3(a) and Section 4.23 shall be true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) in all material respects as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct in all material respects only as of such date) and

(iii) all other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Performance of Obligations of the Company.  The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)                                  No Company Material Adverse Effect.  Since the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)                                 Compliance Certificate.  Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

(e)                                  Tax Opinion.  Parent shall have received an opinion from Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(e), Wachtell, Lipton, Rosen & Katz shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.3                               Additional Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)                                 Representations and Warranties of Parent and Merger Sub.  (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2(a), Section 5.2(b) and Section 5.6(a) shall be true and correct (except, with respect to Section 5.2(a) and Section 5.2(b) for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) the representations and warranties of Parent set forth in Section 5.3(a) and shall be Section 5.22 true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) in all material respects as of the date of this Agreement and the Closing Date, as though made on and as of such (except that representations and warranties that speak as of a specified date shall have been true and correct in all material respects only as of such date) and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement shall be true and correct as of the date of this Agreement and the Closing Date, as though made on and as of such date (except that representations and warranties that speak as of specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)                                  No Parent Material Adverse Effect.  Since the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d)                                 Compliance Certificate.  The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

(e)                                  Tax Opinion.  The Company shall have received an opinion from Vinson & Elkins LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(e), Vinson & Elkins LLP shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.4                               Frustration of Closing Conditions.  None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII
TERMINATION

8.1                               Termination.  This Agreement may be terminated and the Merger and the other Transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained:

(a)                                 by mutual written consent of the Company and Parent;

(b)                                 by either the Company or Parent:

(i)                                     if any Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)                                  if the Merger shall not have been consummated on or before 5:00 p.m. Eastern time, on February 19, 2018; provided that if on such date the condition to closing set forth in Section 7.1(b) or Section 7.1(c) (if the failure of such condition to be then satisfied is due to an Antitrust Law) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived by all parties entitled to the benefit of such conditions), such date may be extended by Parent or the Company from time to time by written notice to the other party up to a date that is no later than May 19, 2018 (the “End Date Extension”,  and such date, as it may be extended by the End Date Extension, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)                               in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement (other than those contained in Section 6.21(a)(A)) which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of written notice to the breaching party of such breach and the basis for such notice, and the date of the proposed termination (a “Terminable Breach”); provided, however, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv)                              if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Shareholder Approval shall not have been obtained upon a vote held at a duly held Parent Shareholders Meeting, or at any adjournment or postponement thereof.

(c)                                  by Parent, prior to the time the Company Stockholder Approval is obtained:

(i)                                     if the Company Board or any committee thereof shall have effected a Company Change of Recommendation; or

(ii)                                  if the Company is in violation in any material respect of its obligations under Section 6.3;

(d)                                 by the Company in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b);

(e)                                  by the Company, prior to the time the Parent Shareholder Approval is obtained:

(i)                                     if the Parent Board or any committee thereof shall have effected a Parent Change of Recommendation; or

(ii)                                  if Parent is in violation in any material respect of its obligations under Section 6.4.

8.2                               Notice of Termination; Effect of Termination.

(a)                                 A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any termination shall be effective immediately upon delivery of such written notice to the other party.

(b)                                 In the event of termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Articles I and IX; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages for any willful and material breach of any covenant, agreement or obligation hereunder or intentional fraud.

8.3                               Expenses and Other Payments.

(a)                                 Except as otherwise provided in this Agreement, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)                                 If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation or Material Breach of Non-Solicit) or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then the Company shall pay Parent the Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than two Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c)                                  If the Company terminates this Agreement pursuant to Section 8.1(e) (Parent Change of Recommendation or Material Breach of Non-Solicit), then Parent shall pay the Company the Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than two Business Days after notice of termination of this Agreement.

(d)                                 If either the Company or Parent terminates this Agreement pursuant to (i) Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), then the Company shall pay Parent the Expenses (unless Parent is then entitled to terminate this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation or Material Breach of Non-Solicit), in which event the Company shall pay Parent the Termination Fee) or (ii) Section 8.1(b)(iv)(B) (Failure to Obtain Parent Shareholder Approval), then Parent shall pay the Company the Expenses (unless the Company is then entitled to terminate this Agreement pursuant to Section 8.1(e) (Parent Change of Recommendation or Material Breach of Non-Solicit), in which event Parent shall pay the Company the Termination Fee), in each case, no later than two Business Days after notice of termination of this Agreement.

(e)                                  If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date), or (C) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach), (ii) on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn (A) at least three (3) Business Days prior to the Company Stockholders Meeting (in the case of a termination pursuant to clause (i)(A)) or (B) at least three (3) Business Days prior to the date of such termination (in the case of a termination pursuant to clauses (i)(B) or (i)(C)) and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal or consummates any transaction meeting the parameters of a Company Competing Proposal, then the Company shall pay Parent the Termination Fee, less any amount previously paid by the Company pursuant to Section 8.3(d), in cash by wire transfer of immediately available funds to an account designated by Parent, on the earliest date of when such definitive agreement is executed or such transaction is consummated. For purposes of this Section 8.3(e), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%.”

(f)                                   If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Shareholder Approval), (B) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) or (C)  the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach), (ii) on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn (A) at least three (3) Business Days prior to the Parent Stockholders Meeting (in the case of a termination pursuant to clause (i)(A)) or (B) at least three (3) Business Days prior to the date of such termination (in the case of a termination pursuant to clauses (i)(B) or (i)(C)) and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal or consummates any transaction meeting the parameters of a Parent Competing Proposal, then Parent shall pay the Company the Termination Fee, less any amount previously paid by Parent pursuant to Section 8.3(d), in cash by wire transfer of immediately available funds to an account designated by the Company, on the earliest date of when such definitive agreement is executed or such transaction is consummated.  For purposes of this Section 8.3(f), any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%.”

(g)                                  In no event shall either party be entitled to receive more than one payment of the applicable Termination Fee and one payment of the applicable Expenses.  Notwithstanding the foregoing sentence, if a party receives an applicable Termination Fee, then such party will not be entitled to also receive a payment of the applicable Expenses, and any payment of the Expenses shall be fully creditable against any subsequent payment by the applicable party of the Termination Fee.  The parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement.  If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.  If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding.  The parties agree that the monetary remedies set forth in Section 8.1(d) and this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a willful and material breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional fraud or willful and material breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or a willful and material breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a willful and material breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or willful and material breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or a willful and material breach of any covenant, agreement or obligation.

ARTICLE IX
GENERAL PROVISIONS

9.1                               Schedule Definitions.  All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2                               Survival.  Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the parties in Articles I, II, III and IX, and the sixth sentence of Section 6.7(a), Sections 6.7(b), Section 6.9 and Section 6.10 will survive the Closing.  The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3                               Notices.  All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i)                                     if to Parent or Merger Sub, to:

EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania
Attention: General Counsel
Facsimile: 412-553-7781
E-mail: lgardner@eqt.com

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:  Steven A. Cohen

Benjamin M. Roth

Facsimile   (212) 403-2000

E-mail:      SACohen@wlrk.com

BMRoth@wlrk.com

(ii)                                  if to the Company, to:

Rice Energy Inc.
2200 Rice Drive
Canonsburg, Pennsylvania 15317
Attention: General Counsel
Facsimile (832) 708-3445
E-mail: will.jordan@riceenergy.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP
1001 Fannin, Suite 2500
Houston, Texas 77002
Attention:  Stephen M. Gill

Douglas E. McWilliams

Facsimile   (713) 615-5956

E-mail:      sgill@velaw.com

dmcwilliams@velaw.com

9.4                               Rules of Construction.

(a)                                 Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b)                                 The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect.  The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.  The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such disclosure, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)                                  The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)                                 All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.  Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein.  The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur.  The word “including” (in its various forms) means “including, without limitation.”  Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires.  Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms.  Unless the context otherwise requires, all references to a specific time shall refer to Eastern time.

(e)                                  In this Agreement, except as the context may otherwise require, references to:  (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days.

9.5                               Counterparts.  This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6                               Entire Agreement; Third Party Beneficiaries.  This Agreement (together with the Confidentiality Agreement, the Voting Agreement, the Non-Competition Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock, Company RSU Awards and/or Company PSU Awards to receive the Merger Consideration), (b) Section 6.23 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the New Directors), and (c) Sections 6.9 and 6.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the provisions set forth in this proviso to Section 9.6, Sections 9.7(d) and 9.13 and the proviso to Section 9.11, in each case will inure to the benefit of the Financing Sources and their respective successors, legal representatives and permitted assigns, all of whom are expressly intended to be third-party beneficiaries thereof and with respect to their rights thereunder.

9.7                               Governing Law; Venue; Waiver of Jury Trial.

(a)                                 THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.  NOTWITHSTANDING THE FOREGOING, ALL MATTERS RELATING TO THE FIDUCIARY DUTIES OF THE PARENT BOARD SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)                                 THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE

TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT.  THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)                                  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

(d)                                 Notwithstanding anything in this Section 9.7 or otherwise in this Agreement to the contrary, each of the parties hereto acknowledges and irrevocably agrees (i) that it will not bring or support, or permit any of its Affiliates to bring or support, any Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity and whether in contract or in tort or otherwise (each, an “Action”) involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Financing Commitment Letter, the Financing or the performance of services thereunder or related thereto in any forum other than the state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) to waive any right to trial by jury in respect of any such Action, and (iii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

9.8          Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.9          Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.  Any purported assignment in violation of this Section 9.9 shall be void.

9.10        Specific Performance.  The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties.  Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity.  Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.10.  Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  If prior to the End Date, any party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

9.11        Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by law would require the further approval by such stockholders without first obtaining such further approval; provided that Sections 9.7(d) and 9.13, the proviso to Section 9.6, and this proviso to Section 9.11, and the definitions of “Financing”, “Financing Commitment Letter” and “Financing Sources”, in each case, may not be amended, supplemented, waived or otherwise modified without the prior written consent of the Financing Sources.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.12        Extension; Waiver.  At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective Boards of Directors, to the extent legally allowed:

(a)           extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b)           waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c)           waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.  No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

9.13        No Liability of Financing Sources.  Notwithstanding anything to the contrary contained herein, the Company agrees that none of the Financing Sources will have any liability to the Company or any of its Subsidiaries or respective Affiliates relating to or arising out of this Agreement, the Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder.

[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EAGLE MERGER SUB I, INC.

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

RICE ENERGY INC.

By:	Daniel J. Rice IV
Name:	Daniel J. Rice IV
Title:	Chief Executive Officer

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

ANNEX A
Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (k), or (m) of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Closing Parent Common Stock Price” means the last reported sale price of Parent Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal) on the Closing Date.

“Company 2022 Notes Indenture” means that certain Indenture, dated as of April 25, 2014, by and among the Company, the guarantors from time to time party thereto and Wells Fargo Bank, National Association, as trustee, in respect of the Company’s 6.25% Senior Notes due 2022, and as otherwise modified or supplemented prior to the date of this Agreement.

“Company 2023 Notes Indenture” means that certain Indenture, dated as of March 26, 2015, by and among the Company, the guarantors from time to time party thereto and Wells Fargo Bank, National Association, as trustee, in respect of the Company’s 7.25% Senior Notes due 2023, and as otherwise modified or supplemented prior to the date of this Agreement.

“Company Competing Proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving:  (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Credit Agreement” means that certain Fourth Amended and Restated Credit Agreement, dated as of October 19, 2016, by and among the Company, the Operating Company, the lenders and other parties from time to time party thereto, and Wells Fargo Bank, N.A., as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Company Debt Agreements” means the Company Credit Agreement, the Rice Midstream Holdco Credit Agreement, the Rice MLP Credit Agreement and the Company Notes Indentures.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement; provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Company Competing Proposal, (ii) changes in general economic circumstances or industry or market conditions (including commodity prices) or (iii) the fact that the Company or any of its Subsidiaries exceeds internal or published projections or guidance or any matter relating thereto or of consequence thereof constitute a Company Intervening Event.

“Company Notes” means (a) the Company’s 6.25% Senior Notes due 2022 issued pursuant to the Company 2022 Notes Indenture and (b) the Company’s 7.25% Senior Notes due 2023 issued pursuant to the Company 2023 Notes Indenture.

“Company Notes Indentures” means (a) the Company 2022 Notes Indenture and (b) the Company 2023 Notes Indenture.

“Company Retained Midstream” means all Systems except such assets as are held as of the date hereof by Rice MLP, including, without limitation, all assets held as of the date hereof by Strike Force Midstream LLC and Rice Olympus Midstream LLC.

“Company Stock Award” means a Company RSU Award or Company PSU Award.

“Company Stockholder Approval” means the adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means any written proposal by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated two thirds or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than two-thirds of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, business combination or similar transaction, that in the good faith determination of the Company Board or any committee thereof, after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to the Company’s stockholders than the Transactions.

“Consent” means any approval, consent, ratification, permission, waiver, or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, or (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind.

“Environmental Laws” means any and all Laws pertaining to exposure to Hazardous Substances or contamination in the environment, or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), conservation of natural resources (including threatened or endangered species)

or natural resource damages, currently in effect and applicable to a specified Person and its Subsidiaries, including the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980, as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, as amended, the Atomic Energy Act, as amended, the Occupational, Safety and Health Act, as amended, the Emergency Planning and Community Right to Know Act, as amended, the Pennsylvania Oil and Gas Act, as amended, the West Virginia Natural Gas Horizontal Well Control Act, as amended, and any state or local Laws implementing or analogous to the foregoing federal Laws.

“EQT GP” means EQT GP Holdings, LP, a Delaware limited partnership.

“EQT MLP” means EQT Midstream Partners, LP, a Delaware limited partnership.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expenses” means a cash amount equal to $67,000,000 to be paid in respect of the applicable party’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Financing” means the debt financing incurred or intended to be incurred pursuant to the Financing Commitment Letter, including the offering or private placement of debt securities or borrowing of loans contemplated by the Financing Commitment Letter and any related engagement letter.

“Financing Commitment Letter” means that certain commitment letter, dated as of the date hereof, by and between Citigroup Global Markets Inc. and Parent, as amended, supplemented or otherwise modified from time to time.

“Financing Sources” means the Persons that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Financing Commitment Letter or in connection with all or any part of the Financing described therein, or replacement debt financings in connection with the transactions contemplated hereby, including the parties providing or arranging financing pursuant to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Substance” means and includes each substance or material defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, solid waste, pollutant, contaminant or toxic substance under any Environmental Law, and any petroleum or petroleum products that have been Released into the environment.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication:  (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including:  (a) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, occurrence, state of fact, effect, change, event or development that, individually or in the aggregate, materially adversely affects (a) the financial condition, business, assets, properties or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions; provided, however, that no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:  (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions; (vi) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (provided that the exception in this clause (vi) shall not apply to any representation or warranty contained in Section 4.3(b), Section 4.10(i) or Section 5.3(b)) or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Company Material Adverse Effect for purposes of Section 7.2(a)(iii) or Section 7.2(c) or a Parent Material Adverse Effect for purposes of Section 7.3(a)(iii) or Section 7.3(c)), (vii) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has requested in writing; (viii) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement, or the failure to take any action prohibited by this Agreement (provided that the exception in this clause (viii) shall not apply to any representation or warranty contained in Section 4.3(b), Section 4.10(i) or Section 5.3(b) or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Company Material Adverse Effect for purposes of Section 7.2(a)(iii) or Section 7.2(c) or a Parent Material Adverse Effect for purposes of Section 7.3(a)(iii) or Section 7.3(c)); (ix) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; (x) any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (xi) any Proceedings made or brought by any of the current or former stockholders or shareholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other transactions contemplated by this Agreement; except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (v) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to other Persons that conduct business in the regions in the world and in the industries in which such Person and its Subsidiaries conduct business (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“Midstream Holdings” means Rice Midstream Holdings LLC, a Delaware limited liability company.

“Midstream Holdings LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of Midstream Holdings dated as of February 22, 2016, as amended, amended and restated, supplemented or otherwise modified from time to time.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all wells located on or producing from such leases and properties and (c) all Systems.

“Operating Company” means Rice Energy Operating LLC, a Delaware limited liability company.

“Operating Company LLC Agreement” means that certain Third Amended and Restated Limited Liability Company Agreement of the Operating Company dated as of October 19, 2016, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Charter Amendment” means an amendment to Parent’s Restated Articles of Incorporation providing that the number of members of the Parent Board be no more than thirteen (13).

“Parent Competing Proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions involving:  (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Parent Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Parent Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of at least 20% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement; provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Parent Competing Proposal, (ii) changes in general economic circumstances or industry or market conditions (including commodity prices) or (iii) the fact that Parent or any of its Subsidiaries exceeds internal or published projections or guidance  or any matter relating thereto or of consequence thereof constitute a Parent Intervening Event.

“Parent Stock Plans” means Parent 2014 Long-Term Incentive Plan, Parent 2009 Long-Term Incentive Plan, Parent 1999 Non-Employee Directors’ Stock Incentive Plan, Parent 2009 Dividend Reinvestment and Stock Purchase Plan, Parent 2008 Employee Stock Purchase Plan, Parent 2005 Directors’ Deferred Compensation Plan and Parent 1999 Directors’ Deferred Compensation Plan.

“Parent Shareholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of the holders of a majority of the votes cast at the Parent Shareholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Shareholders Meeting” means a meeting of the shareholders of Parent to consider the approval of the Parent Stock Issuance and the Parent Charter Amendment, including any postponement, adjournment or recess thereof.

“Parent Superior Proposal” means any written proposal by any Person or group to acquire, directly or indirectly, (a) businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated two-thirds or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12)  months, respectively, or (b) more than two-thirds of the outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board or any committee thereof, after consultation with its financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to Parent’s shareholders than the Transactions.

“party” or “parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a)           to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b)           contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;

(c)           Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or Parent Reserve Report, as applicable;

(d)           Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(e)           such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(f)            all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)           any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with the Closing);

(h)           Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i)            Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; or

(j)            with respect to the Company and its Subsidiaries, Encumbrances arising under or the Company Credit Agreement, the Rice Midstream Holdco Credit Agreement or the Rice MLP Credit Agreement.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Rice Midstream Holdco Credit Agreement” means that certain Credit Agreement, dated as of December 22, 2014, among Midstream Holdings, the lenders and other parties from time to time party thereto, and Wells Fargo Bank, N.A., as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Rice MLP” means Rice Midstream Partners LP, a Delaware limited partnership.

“Rice MLP Credit Agreement” means that certain Credit Agreement, dated as of December 22, 2014, among Rice MLP, Rice Midstream OpCo LLC, the lenders and other parties from time to time party thereto, and Wells Fargo Bank, N.A., as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Rice MLP LP Agreement” means that certain Amended and Restated Agreement of Limited Partnership of Rice MLP, dated as of December 22, 2014, as amended, amended and restated, supplemented or otherwise modified from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Stock Award Exchange Ratio” means the sum of (a) the Exchange Ratio and (b) the quotient of (i) the Cash Consideration divided by (ii) the average of the closing sale prices of Parent Common Stock on the NYSE as reported by The Wall Street Journal for each of the five (5) consecutive trading days ending on (and including) the last complete trading day immediately prior to the Effective Time.

“Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated as of January 29, 2014, by and among the Company, Rice Energy Holdings LLC, NGP Rice Holdings, LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc.

“Strike Force Midstream LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of Strike Force Midstream LLC, dated as of February 1, 2016, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, compressors, meters, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment and rights of way, easements, licenses, surface interests, fee interests and other real property interests related or appurtenant to the foregoing that are owned by the Company or any of its Subsidiaries, and are used for the conduct of the business of the Company or any of its Subsidiaries as presently conducted.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Taxes” means any and all taxes, duties, levies or other similar governmental assessments of any kind, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, escheat, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties and additions to tax imposed with respect thereto.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Termination Fee” means a cash amount equal to $255,000,000.

“Third Party Security Holders” means third party security holders in the Operating Company, Midstream Holdings, GP Holdings or Strike Force Midstream LLC.

“Transaction Agreements” means this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transactions” means the Integrated Mergers and the other transactions (including the Redemption and the Parent Stock Issuance) contemplated by this Agreement and the Transaction Agreements.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided that, for the avoidance of doubt, Transfer Taxes shall not include any income, franchise or similar Taxes.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

EXHIBIT A
FORM OF LLC SUB MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of [•], is by and between [     ], a Delaware corporation (“[     ]”), and EQT RE, LLC, a Delaware limited liability company (the “Company,” and together with [     ], the “Parties”) and an indirect wholly owned subsidiary of EQT Corporation, a Delaware corporation (“Parent”).

RECITALS

WHEREAS, EQT Investments Holdings, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“EIH”), is an entity disregarded as separate from Parent for U.S. federal income tax purposes;

WHEREAS, EQT Production Company, an indirect wholly owned subsidiary of Parent and a direct wholly owned subsidiary of EIH (“EPC”), is taxed as a corporation for U.S. federal income tax purposes and is the sole member of the Company, which is treated as an entity disregarded as separate from EPC for U.S. federal income tax purposes;

WHEREAS, Parent, Rice Energy Inc. (“Rice”) and Eagle Merger I, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of EIH, entered into an Agreement and Plan of Merger dated as of June 19, 2017 (the “Acquisition Agreement”);

WHEREAS, pursuant to the Acquisition Agreement, at the Effective Time (as defined in the Acquisition Agreement), Merger Sub was merged with and into Rice (the “First Merger”), with Rice as the surviving corporation (the “Surviving Corporation”);

WHEREAS, pursuant to the Acquisition Agreement, at the Effective Time (as defined in the Acquisition Agreement), the name of the Surviving Corporation was changed to [     ];

WHEREAS, the Acquisition Agreement provides that immediately following the First Merger, [       ] shall be merged with and into the Company, with the Company continuing as the surviving entity following such merger (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and that the Acquisition Agreement and this Agreement together constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

WHEREAS, it is proposed that the Company and [     ] enter into this Merger Agreement to effectuate the Second Merger; and

WHEREAS, the sole Member and Manager of the Company and the Board of Directors of [     ] have each approved this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1          Merger.  At the Effective Time, upon the terms and subject to the conditions hereof and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), [     ] shall be merged with and into the Company, whereupon the separate existence of [     ] shall cease and the Company shall continue its existence as a limited liability company under the laws of the State of Delaware (the “Surviving Entity”).  As of the Second Merger Effective Time (as defined below), the separate corporate existence of [     ] shall cease.

1.2          Effective Time of the Second Merger.  Subject to the provisions of this Agreement and the Acquisition Agreement, the Second Merger will become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later date and time as may be specified in the Certificate of Merger (the “Second Merger Effective Time”).

1.3          Effects of the Merger.  At and after the Second Merger Effective Time, the Second Merger shall have the effects set forth in the DGCL and DLLCA.

1.4          Cancellation of [     ] Common Stock.  At the Effective Time, by virtue of the Second Merger and without any actions of the Parties or otherwise, each share of the common stock, par value $0.01 per share, of [     ] issued and outstanding immediately prior to the Second Merger Effective Time, shall automatically be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

1.5          Surviving Entity Membership Interests.  The limited liability company interests in the Company shall not be affected, altered or modified in any respect by reason of the Second Merger, and shall remain as they were immediately prior to the Second Merger Effective Time.

ARTICLE II

THE SURVIVING ENTITY

2.1          Certificate of Formation.  At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the certificate of formation of the Company (the “Certificate of Formation”), as in effect immediately prior to the Second Merger Effective Time, shall become the Certificate of Formation of the Surviving Entity until altered, amended or repealed in accordance with applicable law.

2.2          Limited Liability Company Agreement.  At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the Limited Liability Company Operating Agreement of the Company, as in effect immediately prior to the Second Merger

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Effective Time, shall become the Limited Liability Company Operating Agreement of the Surviving Entity until altered, amended or repealed in accordance with the provisions thereof or applicable law.

2.3          Intended Tax Treatment.  It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Acquisition Agreement and this Agreement shall together constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

ARTICLE III

CONDITION

3.1          Condition to Each Party’s Obligations to Effect the Merger.  The respective obligation of each Party to effect the Second Merger shall be subject to the requisite approval and adoption of this Agreement and the Merger by the sole stockholder of [     ] and the sole member of the Company in accordance with the DGCL and the DLLCA, respectively.

ARTICLE IV

MISCELLANEOUS

4.1          Captions and Counterparts.  The captions in this Agreement are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Agreement.  This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

4.2          Governing Law.  This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to any conflicts of law principles.

4.3          Further Assurances.  The Parties shall execute and deliver such further instruments of conveyance, transfer and assignment, including filing the necessary documents with the Secretary of State of Delaware to complete the Second Merger and will take such other actions as either of them may reasonably request of the other to effectuate the purposes of this Agreement and to carry out the terms hereof.

4.4          Complete Agreement.  This Agreement contains the complete agreement among the Parties with respect to the Second Merger and supersedes all prior agreements and understandings with respect to the Second Merger.

4.5          Successors; Binding Effect; Third Parties.  This Agreement shall be binding on the successors of [     ] and the Company.  Nothing herein expressed or implied is intended or is to be construed to confer upon or give to any person, other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under, or by reason of, this Agreement.

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4.6          Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

[SIGNATURES ON THE FOLLOWING PAGE]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

[ ]

By:
Name:
Title:

EQT RE, LLC

By:
Name:
Title:

[Signature page for LLC Sub Merger Agreement]